As filed with the Securities and Exchange Commission on October 20, 2023

Registration No. 333-233048

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

POST-EFFECTIVE

AMENDMENT NO. 6

TO

FORM F-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

AKARI THERAPEUTICS, PLC

(Exact name of registrant as specified in its charter)

England and Wales	2834	98-1034922
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

22 Boston Wharf Road FL 7

Boston, MA 02210 Telephone (929) 274-7510

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Celsus Therapeutics, Inc.
22 Boston Wharf Road FL 7

Boston, MA 02210
(929) 274-7510

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Gary Emmanuel, Esq.

Win Rutherfurd, Esq.

Greenberg Traurig, LLP

One Vanderbilt Avenue

New York, NY 10017

Tel: (212) 801-9337

Approximate date of commencement of proposed sale to the public:

From time to time after this registration statement becomes effective as determined by market conditions.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Explanatory Note

This Post-Effective Amendment No. 6 (the “Post-Effective Amendment”) of Akari Therapeutics, Plc (the “Company”) to the Registration Statement on Form F-1 (File No. 333-233048) (the “Registration Statement”) is being filed pursuant to our undertaking in the Registration Statement to update and supplement information contained in the Registration Statement, as originally filed with the Securities and Exchange Commission (the “SEC”) on August 6, 2019 and declared effective by the SEC on September 6, 2019, as amended by Post-Effective Amendment No. 1, filed with the SEC on April 27, 2020 and declared effective by the SEC on May 11, 2020, as amended by Post-Effective Amendment No. 2, filed with the SEC on September 16, 2020 and declared effective by the SEC on September 18, 2020, as amended by Post-Effective Amendment No. 3, filed with the SEC on April 28, 2021 and declared effective by the SEC on April 30, 2021, as amended by Post-Effective Amendment No. 4, filed with the SEC on September 30, 2021 and declared effective by the SEC on October 1, 2021, as amended by the Post-Effective Amendment No. 5, filed with the SEC on May 31, 2023 and declared effective by the SEC on June 6, 2023 to incorporate by reference the Company’s Report on Form 6-K filed with the SEC on September 29, 2023 to the extent incorporated by reference herein (the “Form 6-K”). The Registration Statement originally covered the resale by the selling shareholders identified in the prospectus of up to 136,184,200 of our ordinary shares (“ordinary shares”), which represent 68,092 of our American Depositary Shares (each American Depositary Share, an “ADS”), with each ADS representing 2,000 of our ordinary shares, underlying warrants that were issued to the selling shareholders in a July 2019 private placement.

Unless otherwise stated, all share and per share prices in this Post-Effective Amendment have been adjusted to reflect a change of the ratio of the Company’s ADSs to its ordinary shares from one ADS representing 100 ordinary shares to a new ratio of one ADS representing 2,000 ordinary shares, effected on August 17, 2023.

The information included in this filing updates the Registration Statement and the prospectus contained therein. No additional securities are being registered under this Post-Effective Amendment. All applicable registration fees were paid at the time of the original filing of the Registration Statement.

The information in this prospectus is not complete and may be changed. The selling shareholders may not sell these securities until the Securities and Exchange Commission has declared this registration statement effective. This preliminary prospectus is not an offer to sell these securities and neither we nor the selling shareholders are soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED OCTOBER 20, 2023

AKARI THERAPEUTICS, PLC

136,184,200 Ordinary Shares

represented by 68,092 American Depositary Shares

This prospectus relates to the resale, by the selling shareholders identified in this prospectus, of up to an aggregate of 136,184,200 ordinary shares, par value $0.0001 per share of Akari Therapeutics, Plc, represented by 68,092 American Depository Shares, or ADSs, consisting of (1) 118,421,300 ordinary shares represented by 59,211 ADSs, issuable upon the exercise of warrants issued in a private placement in July 2019, or the Private Placement, and (2) 17,762,900 ordinary shares represented by 8,881 ADSs issuable upon the exercise of placement agent warrants issued in connection with the Private Placement.

The selling shareholders are identified in the table commencing on page 12. Each ADS represents 2,000 ordinary shares. No ADSs are being registered hereunder for sale by us. We will not receive any proceeds from the sale of the ADSs by the selling shareholders. All net proceeds from the sale of the ordinary shares represented by ADSs covered by this prospectus will go to the selling shareholders. However, we may receive the proceeds from any exercise of warrants in certain circumstances. See “Use of Proceeds.”

The selling shareholders may sell all or a portion of the ordinary shares represented by ADSs from time to time in market transactions through any market on which our ADSs are then traded, in negotiated transactions or otherwise, and at prices and on terms that will be determined by the then prevailing market price or at negotiated prices directly or through a broker or brokers, who may act as agent or as principal or by a combination of such methods of sale. See “Plan of Distribution”.

Our ADSs are listed on the Nasdaq Capital Market under the symbol “AKTX”. On October 19, 2023, the closing price of our ADSs on the Nasdaq Capital Market was $3.55 per ADS.

Investing in these securities involves a high degree of risk. Please carefully consider the risks discussed in this prospectus under “Risk Factors” beginning on page 6 and in our reports filed with the Securities and Exchange Commission which are incorporated by reference herein for a discussion of information that should be considered in connection with an investment in our securities.

Neither the U.S. Securities and Exchange Commission, nor any state or other foreign securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                  , 2023

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About This Prospectus

This prospectus is part of a registration statement that we filed with the SEC. As permitted by the rules and regulations of the SEC, the registration statement filed by us includes additional information not contained in this prospectus. You may read the registration statement and the other reports we file with the SEC at the SEC’s website or its offices described below under the heading “Where You Can Find More Information”.

You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized any person to provide you with information different from that contained in or incorporated by reference in this prospectus. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in or incorporated by reference in this prospectus speaks only as of the date of this prospectus unless the information specifically indicates that another date applies, regardless of the time of delivery of this prospectus or of any sale of the securities offered hereby. Our business, financial condition, results of operations, and prospects may have changed since that date. We do not take any responsibility for, nor do we provide any assurance as to the reliability of, any information other than the information in or incorporated by reference in this prospectus. Neither the delivery of this prospectus nor the sale of the ADSs means that information contained in or incorporated by reference in this prospectus is correct after the date of this prospectus.

Throughout this prospectus, unless otherwise designated, the terms “we”, “us”, “our”, “Akari”, “the Company” and “our Company” refer to Akari Therapeutics, Plc and its wholly-owned subsidiaries. References to “ordinary shares”, “ADSs”, and “share capital” refer to the ordinary shares, ADSs, and share capital, respectively, of Akari.

Market data and certain industry data and forecasts used in, or incorporated by reference in, this prospectus were obtained from sources we believe to be reliable, including market research databases, publicly available information, reports of governmental agencies and industry publications and surveys. We have relied on certain data from third-party sources, including internal surveys, industry forecasts and market research, which we believe to be reliable based on our management’s knowledge of the industry. Forecasts are particularly likely to be inaccurate, especially over long periods of time. In addition, we do not necessarily know what assumptions regarding general economic growth were used in preparing the third-party forecasts we cite. Statements as to our market position are based on the most currently available data. While we are not aware of any misstatements regarding the industry data presented in this prospectus, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus. Our historical results do not necessarily indicate our expected results for any future periods.

Certain figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

We have obtained the statistical data, market data and other industry data and forecasts used in this prospectus and in our SEC filings incorporated herein by reference from publicly available information. We have not sought the consent of the sources to refer to the publicly available reports in this prospectus.

We have not taken any action to permit a public offering of the ADSs outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the ADSs and the distribution of this prospectus outside of the United States.

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PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in or incorporated by reference into this prospectus that we consider important. This summary does not contain all of the information you should consider before investing in our securities. You should read this summary together with the entire prospectus, including the risks related to our business, our industry, investing in our ordinary shares and our location in the United Kingdom, that we describe under “Risk Factors” and our consolidated financial statements and the related notes incorporated by reference into this prospectus and the other documents incorporated by reference into this prospectus, which are described under “Incorporation of Certain Information by Reference” before making an investment in our securities.

Akari Therapeutics, Plc

Overview

We are a clinical-stage biotechnology company focused on developing advanced therapies for autoimmune and inflammatory diseases involving the complement component 5 (“C5”) and leukotriene B4 (“LTB4”) pathways. Each of these pathways has scientifically well-supported causative roles in the diseases we are targeting. We believe that blocking early mediators of inflammation will prevent initiation and continual amplification of the processes that cause certain diseases. Our activities since inception have consisted of performing research and development activities and raising capital.

Our lead product candidate, nomacopan, is a recombinant small protein (16,769 Da) derived from a protein originally discovered in the saliva of the Ornithodoros moubata tick, which modulates the host immune system to allow the parasite to feed without alerting the host to its presence or provoking an immune response. Nomacopan is a second-generation complement inhibitor which acts on complement C5, preventing release of C5a and formation of C5b–9 (also known as the membrane attack complex (“MAC”)), and independently and specifically also inhibits LTB4 activity, both elements that are often co-located as part of the immune/inflammatory response. The importance of nomacopan’s dual inhibitory action is therefore twofold. First, it can prevent inflammatory and prothrombotic activities of two key pathways, and second, the pathways can be independently activated. Additionally, nomacopan’s bio-physical properties allow it to be potentially used in a variety of formulations, including subcutaneous, intravenous, topical to eye, inhaled and intravitreous routes of administration.

We are currently advancing clinical trials of subcutaneous nomacopan for the treatment of hematopoietic stem cell transplant-related thrombotic microangiopathy (“HSCT-TMA”) in both pediatrics and adults. We are planning to start enrolling for a registrational Phase 3 trial for pediatric HSCT-TMA. Additionally, we are planning to conduct a registrational Phase 3 double-blind placebo-controlled clinical trial of nomacopan in adult HSCT-TMA. We are also investigating long-acting PASylated-nomacopan (“PAS-nomacopan”) for treatment of geographic atrophy (“GA”) secondary to dry age-related macular degeneration (“dry AMD”) in preclinical studies.

The U.S. Food and Drug Administration (“FDA”) has granted Rare Pediatric Disease, Orphan Drug (pediatric and adult), and Fast Track (pediatric) designations to nomacopan for the treatment of HSCT-TMA. If the nomacopan marketing application is ultimately determined to meet the FDA’s criteria to be a rare pediatric disease application, nomacopan may be eligible for a Rare Pediatric Disease priority review voucher. Additionally, nomacopan was granted Orphan Drug designation by the European Medicines Agency (“EMA”) as a treatment for HSCT-TMA in July 2023.

July 2019 Financing

On July 3, 2019, we sold to certain institutional investors, accredited investors and an existing shareholder, RPC Pharma Ltd., an affiliated entity of Dr. Ray Prudo, the Company’s Chairman, an aggregate 118,419 ADSs in a registered direct offering at $38.00 per ADS, resulting in gross proceeds of approximately $4.5 million, or the July 2019 Financing. In addition, we issued to the investors unregistered warrants to purchase an aggregate of 59,211 ADSs in a private placement. The warrants are immediately exercisable and will expire five years from issuance at an exercise price of $60.00 per ADS, subject to adjustment as set forth therein. The warrants may be exercised on a cashless basis if six months after issuance there is no effective registration statement registering the ADSs underlying the warrants. We paid an aggregate of $337,496 in placement agent fees and expenses and issued unregistered placement agent warrants to purchase an aggregate of 8,881 ADS on the same terms as the warrants, except that the placement agent warrants are exercisable at $57.00 per ADS, and expire on June 28, 2024.

Recent Developments

Clinical Programs

In February 2023, based on Type C guidance from the FDA, we announced our plans to move forward into design and planning for a pivotal Part B of the Phase 3 clinical trial of nomacopan for treatment of pediatric HSCT-TMA in patients between 2 years and <18 years of age. Additionally, we announced the new adult HSCT-TMA pipeline program, inclusive of a study that is supportive of the pediatric program. Assuming adequate funding, enrollment in our planned Phase 3 double-blind placebo-controlled clinical trial of nomacopan in adult HSCT-TMA is expected to begin in 2024.

In July 2023, we received Orphan Drug designation from the EMA for the use of nomacopan as a treatment for HSCT-TMA.

Also in July 2023, we announced completion of our evaluation of PAS-nomacopan candidates and selected a single drug candidate to move forward into clinical trials for treatment of GA. We plan to submit and Investigational New Drug Application (“IND”) with the FDA in the first half of 2024, assuming adequate funding.

Equity Financings

In March 2023, we sold to certain accredited and institutional investors, led by our existing investors, including Dr. Ray Prudo, our Chairman, an aggregate of 1,333,333 ADSs in a registered direct offering, at $3.00 per ADS for aggregate gross proceeds of approximately $4.0 million. Net proceeds after deducting placement agent fees and other expenses were approximately $3.5 million.

In September 2023, we entered into purchase agreements for the sale in a private placement of 600,203 ADSs (or pre-funded warrants to purchase ADSs in lieu thereof) which, following closing in October 2023, resulted in gross proceeds of approximately $2.0 million. Net proceeds, after deducting placement agent fees and other expenses, were approximately $1.7 million.

U.K. Research and Development Tax Credit

In August 2023, we received a United Kingdom (U.K.) research and development tax credit in the amount of $2.5 million.

ADS Ratio Change

Effective August 17, 2023, we changed the ratio of our ADSs to our ordinary shares, par value $0.0001 per ordinary share (the “ordinary shares”), from one ADS representing 100 ordinary shares to a new ratio of one ADS representing 2,000 ordinary shares (the “ADS Ratio Change”).

Corporate Headquarters

In August 2023 we announced the establishment of a new U.S. corporate headquarters location in Boston, Massachusetts to support our expanding operations and preparations for our registrational trials.

Corporate Information

Our legal and commercial name is Akari Therapeutics, Plc. We were originally established as a private limited company under the laws of England and Wales on October 7, 2004 under the name Freshname No. 333 Limited. On January 19, 2005, we changed our name to Morria Biopharmaceuticals Limited and on February 3, 2005, we completed a reverse merger with Morria Biopharmaceuticals Inc., or Morria, a Delaware corporation, in which Morria became our wholly-owned subsidiary and we re-registered as a non-traded public limited company under the laws of England and Wales. Morria was dedicated to the discovery and development of novel, first-in-class, non-steroidal, synthetic anti-inflammatory drugs. On March 22, 2011, we incorporated an Israeli subsidiary, Morria Biopharma Ltd. On June 25, 2013, we changed our name to Celsus Therapeutics Plc and on October 13, 2013 Morria was renamed Celsus Therapeutics Inc. As of the date of this prospectus, Morria Biopharma Ltd. does not conduct any operations.

On September 18, 2015, we completed an acquisition of all of the capital stock of Volution Immuno Pharmaceuticals SA, or Volution, a private Swiss company, from RPC Pharma Limited, or RPC, Volution’s sole shareholder, in exchange for our ordinary shares, in accordance with the terms of a Share Exchange Agreement, dated as of July 10, 2015. In connection with the acquisition, our name was changed to Akari Therapeutics, Plc and the combined company focused on the development and commercialization of life-transforming treatments for a range of rare and orphan autoimmune and inflammatory diseases caused by dysregulation of complement C5.

Our ADSs have been listed on the NASDAQ Capital Market under the symbol “AKTX” since September 21, 2015 and under the symbol “CLTX” from January 31, 2014 until September 18, 2015. Prior to that, our ADSs were quoted on the OTCQB under the symbol “CLSXD” from January 3, 2014 to January 30, 2014 and were quoted on the OTCQB under the symbol “CLSXY” from September 16, 2013 until January 2, 2014 and under the symbol “MRRBY” from February 19, 2013 to September 15, 2013. Effective January 3, 2014, our ratio of ADSs to ordinary shares changed from one ADS per each two ordinary shares to one ADS per each ten ordinary shares, effective as of September 17, 2015, our ratio of ADSs to ordinary shares changed from one ADS per each ten ordinary shares to one ADS per each one hundred ordinary shares and, effective as of August 17, 2023, our ratio of ADSs to ordinary shares changed from one ADS per one hundred ordinary shares to one ADS per each two thousand ordinary shares. Currently, each ADS represents by two thousand ordinary shares. Effective December 8, 2020, the currency of the Company’s ordinary shares was changed from pounds sterling to US dollars and the nominal (par) value of an ordinary share was reduced to $0.0001.

Our principal office is located at 22 Boston Wharf Road FL 7, Boston, Massachusetts 02210, and our telephone number is (929) 274-7510. Our website address is www.akaritx.com. The information contained on, or that can be accessed through, our website is neither a part of nor incorporated into this prospectus. We have included our website address in this prospectus solely as an inactive textual reference. Celsus Therapeutics, Inc., or Celsus, serves as our agent for service of process in the United States for this offering. Celsus’s address is 22 Boston Wharf Road FL 7, Boston, Massachusetts 02210.

Implications of being a Foreign Private Issuer

As a foreign private issuer, we are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue proxy statements that comply with the requirements applicable to U.S. domestic reporting companies. We will also have four months after the end of each fiscal year to file our annual reports with the SEC and will not be required to file current reports as frequently or promptly as U.S. domestic reporting companies. Furthermore, our officers, directors, and principal shareholders will be exempt from the requirements to report transactions in our equity securities and from the short-swing profit liability provisions contained in Section 16 of the Exchange Act. These exemptions and leniencies, along with other corporate governance exemptions resulting from our ability to rely on home country rules, will reduce the frequency and scope of information and protections to which you may otherwise have been eligible in relation to U.S. domestic reporting companies. If we were to lose our foreign private issuer status, the regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer will be significantly more than costs we incur as a foreign private issuer. We expect that as of December 31, 2023 we will no longer be eligible to be classified as a foreign private issuer.

THE OFFERING

ADSs Offered	Up to an aggregate of 136,184,200 ordinary shares, par value $0.0001 per share of Akari Therapeutics, Plc, represented by 68,092 American Depository Shares, or ADSs, consisting of (1) 118,421,300 ordinary shares represented by ADSs issuable upon the exercise of warrants originally issued in the Private Placement, and (2) 17,762,900 ordinary shares represented by 8,881 ADSs issuable upon the exercise of placement agent warrants issued in connection with the Private Placement. The selling shareholders are identified in the table commencing on page 12. Each ADS represents 2,000 ordinary shares.

Ordinary Shares Outstanding at October 13, 2023	11,305,953,523 ordinary shares.

Use of proceeds	We will not receive any proceeds from the sale of the ordinary shares represented by ADSs by the selling shareholders. All net proceeds from the sale of the ordinary shares represented by ADSs covered by this prospectus will go to the selling shareholders. However, we may receive the proceeds from any exercise of warrants and placement agent warrants if the holders do not exercise the warrants on a cashless basis. See the section of this prospectus titled “Use of Proceeds.”

Nasdaq Capital Market Symbol	AKTX

Risk factors	Before investing in our securities, you should carefully read and consider the “Risk Factors” beginning on page 6 of this prospectus.

Depositary	Deutsche Bank Trust Company Americas.

Unless otherwise indicated, the number of ordinary shares outstanding prior to and after this offering is based on 11,305,953,523 ordinary shares outstanding as of October 13, 2023, and excludes:

·	680,112,400 ordinary shares (equivalent to approximately 340,056 ADSs) issuable upon the exercise of options outstanding as of June 30, 2023 at a weighted-average exercise price of approximately $0.01 per ordinary share (equivalent to approximately $26.30 per ADS);

·	418,580,700 ordinary shares (equivalent to approximately 209,290 ADSs) issuable upon the vesting of restricted stock units (RSUs) outstanding as of June 30, 2023;

·	736,944,200 additional ordinary shares (equivalent to approximately 368,472 ADSs) available for future issuance as of June 30, 2023 under our 2023 Equity Incentive Compensation Plan;

·	118,421,300 ordinary shares (equivalent to approximately 59,211 ADSs) issuable upon exercise of unregistered warrants issued to investors in the July 2019 registered direct offering, having an exercise price of $60.00 per ADS;

·	17,762,900 ordinary shares (equivalent to approximately 8,881 ADSs) issuable upon exercise of unregistered warrants issued to the placement agent in connection with the July 2019 registered direct offering, at an exercise price of $57.00 per ADS;

·	279,763,600 ordinary shares (equivalent to approximately 139,882 ADSs) issuable upon exercise of unregistered warrants issued to investors in the February 2020 private placement offering, having an exercise price of $44.00 per ADS;

·	44,962,300 ordinary shares (equivalent to approximately 22,481 ADSs) issuable upon exercise of unregistered warrants issued to the placement agent in connection with the February 2020 private placement offering, at an exercise price of $51.00 per ADS;

·	39,838,400 ordinary shares (equivalent to approximately 19,919 ADSs) issuable upon exercise of unregistered placement agent warrants issued in the July 2021 private placement, having an exercise price of $46.40 per ADS;

·	215,550,700 ordinary shares (equivalent to approximately 107,775 ADSs) issuable upon exercise of warrants issued to investors in connection with the December 2021 registered direct offering, having an exercise price of $33.00 per ADS;

·	17,244,000 ordinary shares (equivalent to approximately 8,622 ADSs) issuable upon exercise of unregistered placement agent warrants issued in connection with the December 2021 registered direct offering, having an exercise price of $35.00 per ADS;

·	372,040,900 ordinary shares (equivalent to approximately 186,020 ADSs) issuable upon exercise of warrants issued to investors in connection with the March 2022 registered direct offering, having an exercise price of $28.00 per ADS;

·	29,763,300 ordinary shares (equivalent to approximately 14,881 ADSs) issuable upon exercise of unregistered placement agent warrants issued in connection with the March 2022 registered direct offering, having an exercise price of $30.00 per ADS;

·	3,020,000,000 ordinary shares (equivalent to 1,510,000 ADSs) issuable upon exercise of unregistered series A warrants and series B warrants issued in the private placement that closed simultaneously with the September 2022 Financing, having an exercise price of $17.00 per ADS;

·

96,774,000 ordinary shares (equivalent to 48,387 ADSs) issuable upon exercise of unregistered pre-funded warrants issued in the September 2023 private placement, having an exercise price of $0.20 per ADS; and

·	85,100,000 ordinary shares (equivalent to 42,550 ADSs) issuable upon exercise of warrants issued to the placement agent in the September 2023 private placement, having an exercise price of $4.13.

Unless otherwise indicated, all information in this prospectus assumes no exercise of the outstanding options or warrants described above.

Throughout this prospectus, when we refer to our ordinary shares, represented by ADSs, being registered on behalf of the selling shareholders for offer and sale, we are referring to the ordinary shares, represented by ADSs, issuable upon exercise of the warrants, each as described under “—July 2019 Private Placement” and “Selling Shareholders.” When we refer to the selling shareholders in this prospectus, we are referring to the selling shareholders identified in this prospectus and, as applicable, their donees, pledgees, transferees or other successors-in-interest selling shares of ordinary shares, represented by ADSs, or interests in ordinary shares, represented by ADSs, received after the date of this prospectus from a selling shareholder as a gift, pledge, partnership distribution or other transfer.

RISK FACTORS

An investment in our securities involves a high degree of risk, you should carefully consider the risk factors set forth in our most recent Annual Report on Form 20-F on file with the SEC, which is incorporated by reference into this prospectus, as well as the following risk factors, which supplement or augment the risk factors set forth in our Annual Report on Form 20-F. Before making an investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus. The risks and uncertainties not presently known to us or that we currently deem immaterial may also materially harm our business, operating results and financial condition and could result in a complete loss of your investment.

Our auditor’s report on our consolidated financial statements states that our recurring operating losses, negative cash flows and dependence on additional financial support raises substantial doubt about our ability to continue as a going concern, which may have a detrimental effect on our ability to obtain additional funding.

The report of our U.S. independent registered public accounting firm on our consolidated financial statements for the period ended December 31, 2022, includes an explanatory paragraph raising substantial doubt about our ability to continue as a going concern as a result of our recurring losses from operations and net capital deficiency. Our future is dependent upon our ability to obtain financing in the future. This opinion could materially limit our ability to raise funds. If we fail to raise sufficient capital when needed, we will not be able to complete our business plan. As a result, we may have to liquidate our business and investors may lose their investment in our ADSs.

We will require additional capital to fund our operations, and if we are unable to obtain such capital, we will be unable to successfully develop and commercialize any product candidates.

As of June 30, 2023, we had cash of approximately $7.2 million. In September 2023, we raised gross proceeds of approximately $2.0 million in a private placement. We believe we do not have sufficient funds to fund our operations for the next twelve months as of the filing of this prospectus. We will require additional capital in order to develop and commercialize our current product candidates or any product candidates that we acquire, if any. There is no assurance that additional funds will be available when we need them on terms that are acceptable to us, or at all. If adequate funds are not available on a timely basis, we may be required to terminate or delay development for one or more of our product candidates, which raises substantial doubt about our ability to continue as a going concern. The report from our U.S. independent registered public accounting firm for our consolidated financial statements for the year ended December 31, 2022 included an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern. The inclusion of this going concern explanatory paragraph could materially limit our ability to raise additional funds through the issuance of equity or debt securities or otherwise.

We have a history of operating losses and cannot give assurance of future revenues or operating profits; investors may lose their entire investment.

We do not expect to generate revenue or profitability that is necessary to finance our operations in the short term. We incurred net losses of $3.0 million, $17.7 million and $17.4 million for the six months ended June 30, 2023 and the years ended December 31, 2022 and 2021, respectively. In addition, our accumulated deficit as of June 30, 2023 was $220.5 million. Losses have principally resulted from costs incurred for manufacturing, clinical trial and preclinical activities and general and administrative expenses. We have funded our operations primarily through the private placement and public offering of equity securities.

To date, we have not commercialized any products or generated any revenues from the sale of products, and absent the realization of sufficient revenues from product sales, we may never attain profitability in the future. We expect to incur significant losses for the foreseeable future as we continue to conduct research and development, clinical testing, regulatory compliance activities and, if nomacopan or other future product candidates receive marketing authorization, sales and marketing activities.

Our failure to become and remain profitable could depress the market price of the ADS representing our ordinary shares, and could impair our ability to raise capital, expand our business, diversify our product offerings or continue our operations. If we continue to suffer losses as we have in the past, investors may not receive any return on their investment and may lose their entire investment.

A substantial number of ADSs may be sold in this offering, which could cause the price of our ADSs to decline.

We are registering for resale 136,184,200 ordinary shares represented by 68,092 ADSs issuable upon the exercise of warrants held by the selling shareholders. This sale and any future sales of a substantial number of ADSs in the public market, or the perception that such sales may occur, could adversely affect the price of the ADSs on the Nasdaq Capital Market. We cannot predict the effect, if any, that market sales of those ADSs or the availability of those ADSs for sale will have on the market price of the ADSs.

Sales of a substantial number of shares of the ADSs by our existing shareholders in the public market could cause our share price to fall.

Sales of a substantial number of our ADSs in the public market or the perception that these sales might occur, could significantly reduce the market price of our ADSs and impair our ability to raise adequate capital through the sale of additional equity securities.

Insiders own a significant amount of our outstanding shares which could delay or prevent a change in corporate control or result in the entrenchment of management and/or the board of directors.

As of October 13, 2023, our directors and executive officers, together with their affiliates and related persons, beneficially own, in the aggregate, approximately 24.3% of our outstanding ordinary shares. Our chairman Dr. Ray Prudo, beneficially owns approximately 21.8% of our outstanding ordinary shares. Accordingly, these shareholders, if acting together, or Dr. Prudo, individually, may have the ability to impact the outcome of matters submitted to our shareholders for approval, including the election and removal of directors and any merger, consolidation, or sale of all or substantially all of our assets. In addition, these persons may have the ability to influence the management and affairs of our Company. Accordingly, this concentration of ownership may harm the market price of our ADSs by:

●	delaying, deferring, or preventing a change in control;

●	entrenching our management and/or the board of directors;

●	impeding a merger, consolidation, takeover, or other business combination involving us; or

●	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us.

If we are deemed or become a passive foreign investment company, or PFIC, for U.S. federal income tax purposes in 2023 or in any prior or subsequent years, there may be negative tax consequences for U.S. taxpayers that are holders of our ADSs.

We will be treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes in any taxable year in which either (i) at least 75% of our gross income is “passive income” or (ii) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

We may have been a PFIC for 2022, but we have not performed a detailed analysis to determine PFIC status for 2022. Because the PFIC determination is highly fact sensitive, there can be no assurance that we were not a PFIC for 2022 and there can be no assurance that we will not be a PFIC for 2023 or for any other taxable year. If we were to be characterized as a PFIC for U.S. federal income tax purposes in any taxable year during which a U.S. shareholder owns our ADSs, and such U.S. shareholder does not make an election to treat us as a “qualified electing fund,” or QEF, or make a “mark-to-market” election, then “excess distributions” to such U.S. shareholder, and any gain realized on the sale or other disposition of our ADSs will be subject to special rules. Under these rules: (i) the excess distribution or gain would be allocated ratably over the U.S. shareholder’s holding period for ADSs; (ii) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (iii) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. shareholder to make a timely QEF or mark-to-market election. U.S. shareholders who hold our ADSs during a period when we are a PFIC will be generally subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to certain exceptions, including for U.S. shareholders who made a timely QEF or mark-to-market election. A U.S. shareholder can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. A QEF election generally may not be revoked without the consent of the IRS. If an investor provides reasonable notice to us that it has determined to make a QEF election, we intend to provide annual financial information to such investor as may be reasonably required for purposes of filing United States federal income tax returns in connection with such QEF election.

U.S. investors are urged to consult their own tax advisors regarding the possible application of the PFIC rules.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This prospectus contains or incorporates by reference forward-looking statements and readers are cautioned that our actual results may differ materially from those discussed in the forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our strategy, future operations, future financial position, future revenue, projected costs, prospects, plans, objectives of management and expected market growth are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Words such as “may,” “anticipate,” “estimate,” “expects,” “projects,” “intends,” “plans,” “believes” and words and terms of similar substance used in connection with any discussion of future operating or financial performance, identify forward-looking statements. Forward-looking statements represent management’s present judgment regarding future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward- looking statements.

Such risks and uncertainties include, but are not limited to:

●	our needs for additional capital to fund our operations;

●	our ability to continue as a going concern;

●	uncertainties of cash flows and inability to meet working capital needs;

●	an inability or delay in obtaining required marketing authorizations for nomacopan and any other product candidates, which may result in unexpected cost expenditures;

●	our ability to obtain orphan drug designation in additional indications;

●	risks inherent in drug development in general;

●	uncertainties in obtaining successful clinical results for nomacopan and any other product candidates and unexpected costs that may result therefrom;

●	our ability to attract and retain key employees;

●	difficulties enrolling patients in our clinical trials;

●	our ability to enter into collaborative, licensing, and other commercial relationships and on terms commercially reasonable to us;

●	failure to realize any value of nomacopan and any other product candidates developed and being developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market;

●	inability to develop new product candidates and support existing product candidates;

●	the approval by the FDA, MHRA and EMA and any other similar foreign regulatory authorities of other competing or superior products brought to market;

●	risks resulting from unforeseen side effects;

●	risk that the market for nomacopan may not be as large as expected;

●	risks associated with our disclosure controls and procedures may not be effective due to a material weakness;

●	inability to obtain, maintain and enforce patents and other intellectual property rights or the unexpected costs associated with such enforcement or litigation;

●	inability to obtain and maintain commercial manufacturing arrangements with third party manufacturers or establish commercial scale manufacturing capabilities;

●	the inability to timely source adequate supply of our active pharmaceutical ingredients from third party manufacturers on whom we depend;

●	unexpected cost increases and pricing pressures;

●	risks related to unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk;

●	risks related to any resurgence of the COVID-19 pandemic and the Russian invasion of Ukraine; and

●	those factors referred to in “Item 3.D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2022, as well as in this prospectus generally.

In light of these assumptions, risks and uncertainties, the results and events discussed in the forward-looking statements contained in this prospectus might not occur. We are not under any obligation, and we expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise. All subsequent forward- looking statements attributable to us or to any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

We have obtained the statistical data, market data and other industry data and forecasts used throughout this prospectus from publicly available information. We have not sought the consent of the sources to refer to the publicly available reports in this prospectus.

You should read this prospectus and the documents that we have filed as exhibits to the prospectus with the understanding that our actual future results may be materially different from what we expect. We do not assume any obligation to update any forward- looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the ordinary shares represented by ADSs by the selling shareholders. All net proceeds from the sale of the ordinary shares represented by ADSs and the warrants and placement agent warrants covered by this prospectus will go to the selling shareholders. We expect that the selling shareholders will sell their ordinary shares represented by ADSs as described under “Plan of Distribution.”

We may receive proceeds from the exercise of the warrants and placement agent warrants and issuance of the warrant ADSs. If all of the warrants mentioned above were exercised for cash in full, the proceeds would be approximately $4.1 million. We intend to use the net proceeds of such warrant exercise, if any, for research and development, general and administrative expenses, and for working capital purposes. Pending such uses, we intend to invest the net proceeds in short-term, interest-bearing, investment grade securities or as otherwise pursuant our customary investment policies. We can make no assurances that any of the warrants and placement agent warrants will be exercised, or if exercised, that they will be exercised for cash, the quantity which will be exercised or in the period in which they will be exercised.

CAPITALIZATION

The following table sets forth our cash and capitalization as of June 30, 2023 on an actual basis.

The following information should be read in conjunction with the unaudited condensed consolidated financial statements and related notes incorporated by reference in this prospectus. For more details on how you can obtain the documents incorporated by reference in this prospectus, see “Where You Can Find More Information” and “Incorporation of Certain Information by Reference.”

As of June 30, 2023
Actual
(in U.S. dollars, except share and per share data)
Cash	$7,180,688
Shareholders‘ equity:
Share capital	1,012,232
Additional paid-in capital	170,853,009
Capital redemption reserve	52,193,811
Accumulated other comprehensive loss	(825,877)
Accumulated deficit	(220,451,718)

Total shareholders’ equity	2,781,457

Total capitalization (liabilities and equity)	$8,012,971

SELLING SHAREHOLDERS

The ordinary shares represented by ADSs being offered by the selling shareholders are those ordinary shares represented by ADSs issuable upon exercise of warrants previously issued in connection with the Private Placement. For additional information regarding the issuance of those ADSs and warrants to purchase ADSs, see “Prospectus Summary – July 2019 Financing” above. We are registering the ordinary shares represented by ADSs in order to permit the selling shareholders to offer the ordinary shares represented by ADSs for resale from time to time. Other than with respect to (i) Paulson Investment Company, LLC, or Paulson, which acted as our placement agent in the July 2019 offering and the February 2020 Private Placements, (ii) RPC Pharma Ltd., which is controlled by our chairman Dr. Ray Prudo, and (iii) Aspire Capital Funds, LLC, which was party to a financing arrangement with us to purchase up to $50.0 million of our ADSs, and except for the ownership of the warrants and placement agent warrants issued, and the ADSs issued and issuable pursuant to the July 2019 Financing and the February 2020 Private Placements, the selling shareholders have not had any material relationship with us within the past three years.

The table below lists the selling shareholders and other information regarding the beneficial ownership of the ordinary shares represented by ADSs by each of the selling shareholders. The second column lists the number of ordinary shares represented by ADSs beneficially owned by each selling stockholder, based on its ownership of ADSs and warrants or placement agent warrants to purchase ADSs, as of October 13, 2023, assuming exercise of the warrants or placement agent warrants held by the selling shareholders on that date, without regard to any limitations on conversions or exercises. The third column lists the maximum number of ordinary shares represented by ADSs being offered in this prospectus by the selling shareholders. The fourth and fifth columns list the amount of ordinary shares represented by ADSs owned after the offering, by number of ordinary shares represented by ADSs and percentage of outstanding ordinary shares, assuming in both cases the sale of all of the ordinary shares represented by ADSs offered by the selling shareholders pursuant to this prospectus, and without regard to any limitations on conversions or exercises.

Under the terms of the warrants and placement agent warrants issued in the July 2019 Financing, a selling stockholder may not exercise the warrants to the extent such exercise would cause such selling stockholder, together with its affiliates, to beneficially own a number of ordinary shares which would exceed 4.99% or 9.99% of our then outstanding ordinary shares following such exercise, excluding for purposes of such determination ordinary shares not yet issuable upon exercise of the warrants and placement agent warrants which have not been exercised. The number of shares does not reflect this limitation. The selling shareholders may sell all, some or none of their ordinary shares represented by ADSs or warrants or placement agent warrants in this offering. See “Plan of Distribution.”

Information about the selling shareholders may change over time. Any changed information will be set forth in an amendment to the registration statement or supplement to this prospectus, to the extent required by law. Unless otherwise noted below, the address of each selling shareholder listed on the table is c/o Akari Therapeutics, Plc., 22 Boston Wharf Road FL 7, Boston, Massachusetts 02210.

	Number of		Maximum Number of Ordinary		Number of		Percentage of
Selling Shareholder	Ordinary Shares Owned Prior to Offering		Shares to be Sold Pursuant to this Prospectus		Ordinary Shares Owned After the Offering		Ordinary Shares Owned After the Offering #
Aaron Lehmann	1,973,600	(1)	657,900	(2)	1,315,700	(3)	*
Allan Rothstein	3,947,300	(4)	1,315,800	(5)	2,631,500	(6)	*
Anthony & Angela Reed Family Trust(7)	3,521,500	(8)	1,315,800	(9)	2,205,700	(10)	*
Aspire Capital Fund LLC(11)	331,814,900	(12)	26,315,800	(13)	305,499,100	(14)	2.70%
C. James Prieur	7,894,700	(15)	2,631,600	(16)	5,263,100	(17)	*
Calcott Family Trust(18)	1,578,900	(19)	526,300	(20)	1,052,600	(21)	*
Christopher Gutek	473,600	(22)	157,900	(23)	315,700	(24)	*
Cologero Marasca	552,600	(25)	184,200	(26)	368,400	(27)	*
Clayton A. Struve	7,894,700	(28)	2,631,600	(29)	5,263,100	(30)	*
Diana Blanton	6,473,600	(31)	657,900	(32)	5,815,700	(33)	*
Due Mondi Investments(34)	1,578,900	(35)	526,300	(36)	1,052,600	(37)	*
Flying S Ranch Trust(38)	2,368,400	(39)	789,500	(40)	1,578,900	(41)	*
Gerald A Tomsic 1995 Trust(42)	1,973,600	(43)	657,900	(44)	1,315,700	(45)	*
Jennifer & Ryan Carrion	1,973,600	(46)	657,900	(47)	1,315,700	(48)	*
Jennifer Williams	1,973,600	(49)	657,900	(50)	1,315,700	(51)	*
Jerry B Watkins Declaration of Trust(52)	7,894,700	(53)	2,631,600	(54)	5,263,100	(55)	*
Joel F Henning	2,863,600	(56)	657,900	(57)	2,205,700	(58)	*
John V Wagner	1,973,600	(59)	657,900	(60)	1,315,700	(61)	*
Joseph P Errico	180,081,600	(62)	681,600	(63)	179,400,000	(64)	1.59%
Julie Goldstein	15,000,000	(65)	2,631,600	(66)	12,368,400	(67)	*
Kamaljit Khara	1,973,600	(68)	657,900	(69)	1,315,700	(70)	*
KBB Asset Management(71)	7,894,700	(72)	2,631,600	(73)	5,263,100	(74)	*
Kim Coulter	2,368,400	(75)	789,500	(76)	1,578,900	(77)	*
Kinjal Patel & Victoria Currall	8,447,300	(78)	1,315,800	(79)	7,131,500	(80)	*
Lewis Dowdy	394,700	(81)	131,600	(82)	263,100	(83)	*
Francis Lymburner	10,665,500	(84)	1,842,100	(85)	8,823,400	(86)	*
Michael Chieco	5,069,500	(87)	657,900	(88)	4,411,600	(89)	*
MIS Equity Strategies LP(90)	11,455,000	(91)	2,631,600	(92)	8,823,400	(93)	*
NG White Cloud LP(94)	15,789,500	(95)	5,263,200	(96)	10,526,300	(97)	*
Northlea Partners(98)	1,718,100	(99)	394,700	(100)	1,323,400	(101)	*
PranaBio Investments LLC(102)	1,137,369,500	(103)	32,500,000	(104)	1,132,194,500	(105)	9.99%
RPC Pharma Limited(106)	809,977,100	(107)	9,210,500	(108)	800,766,600	(109)	7.08%
Renuka Sothinathan	5,921,000	(110)	1,973,700	(111)	3,947,300	(112)	*
Robert Biederman	1,973,600	(113)	657,900	(114)	1,315,700	(115)	*
Robert Kantor	7,894,700	(116)	2,631,600	(117)	5,263,100	(118)	*
Robert Kuiper	828,900	(119)	276,300	(120)	552,600	(121)	*
Robert Susie	1,973,600	(122)	657,900	(123)	1,315,700	(124)	*
Roger & Karen Natsuhara	3,947,300	(125)	1,315,800	(126)	2,631,500	(127)	*
Rosemary Kelly Fasolo	3,947,300	(128)	1,315,800	(129)	2,631,500	(130)	*
Ryan Schneider	3,157,800	(131)	1,052,600	(132)	2,105,200	(133)	*
Thomas Lynch	126,300	(134)	42,100	(135)	84,200	(136)	*
Thomas McChesney	710,400	(137)	236,800	(138)	473,600	(139)	*
Wayne Westerman	1,973,600	(140)	657,900	(141)	1,315,700	(142)	*
William M Stocker	4,620,700	(143)	1,973,700	(144)	2,647,000	(145)	*
Dmitry Aksenov(146)	118,500	(147)	118,500		—		—
Matthew Albers(146)	116,500	(148)	116,500		—		—
Hazem Algendi(146)	8,476,000	(149)	29,700	(150)	8,446,300	(151)	*
Christopher Clark(146)	11,458,100	(152)	1,393,400	(153)	10,064,700	(154)	*
Basil Christakos(146)	125,400	(155)	125,400		—		—
Timothy Dabulis(146)	34,600	(156)	34,600		—		—
Trent Davis(146)	2,009,000	(157)	225,700	(158)	1,783,300	(159)	*
Mark Finckle(146)	266,500	(160)	266,500		—		—
Peter Fogarty(146)	84,100	(161)	84,100		—		—
Kurt Hurst(146)	250,800	(162)	250,800		—		—
Albert Landstrom(146)	881,400	(163)	439,000	(164)	442,400	(165)	*
Stephen Kann(146)	59,300	(166)	59,300		—		—
Lorraine Maxfield(146)	125,400	(167)	125,400		—		—
Michael Nixon(146)	116,500	(168)	116,500		—		—
John Nole(146)	50,600	(169)	50,600		—		—
Thomas Parigian(146)	11,458,100	(170)	1,393,400	(171)	10,064,700	(172)	*
Gary Saccaro(146)	1,252,800	(173)	585,300	(174)	667,500	(175)	*
Robert Setteducati(146)	11,458,100	(176)	1,393,400	(177)	10,064,700	(178)	*
Mason Sexton(146)	781,400	(179)	39,500	(180)	741,900	(181)	*
Kenneth Williams(146)	20,900	(182)	20,900		—		—
Malcolm Alexander Winks(146)	2,009,000	(183)	225,700	(184)	1,783,300	(185)	*
Donald Wojnowski(146)	301,905,400	(186)	7,214,000	(187)	294,691,400	(188)	2.61%
Michael Benincasa(146)	1,201,000	(189)	1,200,000	(190)	1,000	(191)	*
Paulson Investment Company, LLC(192)	20,656,900	(193)	2,912,600	(194)	17,744,300	(195)	*

* Represents less than 1% of outstanding ordinary shares.

# The percentage of beneficial ownership after the offering is based on 11,305,953,523 ordinary shares outstanding on October 13, 2023.

(1)	Represents (i) 1,315,700 ordinary shares represented by 657 ADSs acquired in our July 2019 Financing, and (ii) 657,900 ordinary shares represented by 328 ADSs issuable upon exercise of warrants issued in our July 2019 Financing.

(2)	Represents 657,900 ordinary shares represented by 328 ADSs issuable upon exercise of warrants issued in our July 2019 Financing.

(3)	Represents 1,315,700 ordinary shares represented by 657 ADSs acquired in our July 2019 Financing.

(4)	Represents (i) 2,631,500 ordinary shares represented by 1,315 ADSs acquired in our July 2019 Financing, and (ii) 1,315,800 ordinary shares represented by 657 ADSs issuable upon exercise of warrants issued in our July 2019 Financing.

(5)	Represents 1,315,800 ordinary shares represented by 657 ADSs issuable upon exercise of warrants issued in our July 2019 Financing.

(6)	Represents 2,631,500 ordinary shares represented by 1,315 ADSs acquired in our July 2019 Financing.

(7)	Anthony & Angela Reed Family Trust is controlled by Anthony Reed.

(8)	Represents (i) 1,315,800 ordinary shares represented by 657 ADSs issuable upon exercise of warrants issued in our July 2019 Financing, (ii) 1,470,500 ordinary shares represented by 735 ADSs acquired in our February 2020 Private Placements, and (iii) 735,200 ordinary shares represented by 367 ADSs issuable upon exercise of warrants issued in our February 2020 Private Placements.

(9)	Represents 1,315,800 ordinary shares represented by 657 ADSs issuable upon exercise of warrants issued in our July 2019 Financing.

(10)	Represents (i) 1,470,500 ordinary shares represented by 735 ADSs acquired in our February 2020 Private Placements, and (ii) 735,200 ordinary shares represented by 367 ADSs issuable upon exercise of warrants issued in our February 2020 Private Placements.

(11)	Aspire Capital Partners LLC (“Aspire Partners”) is the Managing Member of Aspire Capital Fund LLC (“Aspire Fund”). SGM Holdings Corp (“SGM”) is the Managing Member of Aspire Partners. Mr. Steven G. Martin (“Mr. Martin”) is the president and sole shareholder of SGM, as well as a principal of Aspire Partners. Mr. Erik J. Brown (“Mr. Brown”) is the president and sole shareholder of Red Cedar Capital Corp (“Red Cedar”), which is a principal of Aspire Partners. Mr. Christos Komissopoulos (“Mr. Komissopoulos”) is president and sole shareholder of Chrisko Investors Inc. (“Chrisko”), which is a principal of Aspire Partners. Mr. William F. Blank, III (“Mr. Blank”) is president and sole shareholder of WML Ventures Corp. (“WML Ventures”), which is a principal of Aspire Partners. Each of Aspire Partners, SGM, Red Cedar, Chrisko, WML Ventures, Mr. Martin, Mr. Brown, Mr. Komissopoulos and Mr. Blank may be deemed to be a beneficial owner of ADSs by Aspire Fund. The principal business office of Aspire Partners is 155 North Wacker Drive, Suite 1600, Chicago IL 60606. Each of Aspire Partners, SGM, Red Cedar, Chrisko, WML Ventures, Mr. Martin, Mr. Brown, Mr. Komissopoulos and Mr. Blank disclaims beneficial ownership of the ADSs held by Aspire Fund.

(12)	Represents (i) 129,028,500 ordinary shares represented by 64,514 ADSs, (ii) 117,647,100 ordinary shares represented by 58,823 ADSs acquired in our February 2020 Private Placements, (iii) 58,823,500 ordinary shares represented by 29,411 ADSs issuable upon exercise of warrants issued in our February 2020 Private Placements, and (iv) 26,315,800 ordinary shares represented by 13,157 ADSs issuable upon exercise of warrants issued in our July 2019 Financing.

(13)	Represents 26,315,800 ordinary shares represented by 13,157 ADSs issuable upon exercise of warrants issued in our July 2019 Financing.

(14)	Represents (i) 129,028,500 ordinary shares represented by 64,514 ADSs, (ii) 117,647,100 ordinary shares represented by 58,823 ADSs acquired in our February 2020 Private Placements, and (iii) 58,823,500 ordinary shares represented by 29,411 ADSs issuable upon exercise of warrants issued in our February 2020 Private Placements.

(15)	Represents (i) 5,263,100 ordinary shares represented by 2,631 ADSs acquired in our July 2019 Financing, and (ii) 2,631,600 ordinary shares represented by 1,315 ADSs issuable upon exercise of warrants issued in our July 2019 Financing.

(16)	Represents 2,631,600 ordinary shares represented by 1,315 ADSs issuable upon exercise of warrants issued in our July 2019 Financing.

(17)	Represents 5,263,100 ordinary shares represented by 2,631 ADSs acquired in our July 2019 Financing.

(18)	Calcott Family Trust is controlled by G. Reid Calcott.

(19)	Represents (i) 1,052,600 ordinary shares represented by 526 ADSs acquired in our July 2019 Financing, and (ii) 526,300 ordinary shares represented by 263 ADSs issuable upon exercise of warrants issued in our July 2019 Financing.

(20)	Represents 526,300 ordinary shares represented by 263 ADSs issuable upon exercise of warrants issued in our July 2019 Financing.

(21)	Represents 1,052,600 ordinary shares represented by 526 ADSs acquired in our July 2019 Financing.

(22)	Represents (i) 315,700 ordinary shares represented by 157 ADSs acquired in our July 2019 Financing, and (ii) 157,900 ordinary shares represented by 78 ADSs issuable upon exercise of warrants issued in our July 2019 Financing.

(23)	Represents 157,900 ordinary shares represented by 78 ADSs issuable upon exercise of warrants issued in our July 2019 Financing.

(24)	Represents 315,700 ordinary shares represented by 157 ADSs acquired in our July 2019 Financing.

(25)	Represents (i) 368,400 ordinary shares represented by 184 ADSs acquired in our July 2019 Financing, and (ii) 184,200 ordinary shares represented by 92 ADSs issuable upon exercise of warrants issued in our July 2019 Financing.

(26)	Represents 184,200 ordinary shares represented by 92 ADSs issuable upon exercise of warrants issued in our July 2019 Financing.

(27)	Represents 368,400 ordinary shares represented by 184 ADSs acquired in our July 2019 Financing.

(28)	Represents (i) 5,263,100 ordinary shares represented by 2,631 ADSs acquired in our July 2019 Financing, and (ii) 2,631,600 ordinary shares represented by 1,315 ADSs issuable upon exercise of warrants issued in our July 2019 Financing.

(29)	Represents 2,631,600 ordinary shares represented by 1,315 ADSs issuable upon exercise of warrants issued in our July 2019 Financing.

(30)	Represents 5,263,100 ordinary shares represented by 2,631 ADSs acquired in our July 2019 Financing.

(31)	Represents (i) 1,315,700 ordinary shares represented by 657 ADSs acquired in our July 2019 Financing, (ii) 657,900 ordinary shares represented by 328 ADSs issuable upon exercise of warrants issued in our July 2019 Financing, (iii) 3,000,000 ordinary shares represented by 15,000 ADSs acquired in our February 2020 Private Placements, and (iv) 1,500,000 ordinary shares represented by 750 ADSs issuable upon exercise of warrants issued in our February 2020 Private Placements.

(32)	Represents 657,900 ordinary shares represented by 328 ADSs issuable upon exercise of warrants issued in our July 2019 Financing.

(33)	Represents (i) 1,315,700 ordinary shares represented by 657 ADSs acquired in our July 2019 Financing, (ii) 3,000,000 ordinary shares represented by 1,500 ADSs acquired in our February 2020 Private Placements, and (iii) 1,500,000 ordinary shares represented by 750 ADSs issuable upon exercise of warrants issued in our February 2020 Private Placements.

(34)	Due Mondi Investments is controlled by Robert Beadle.

(35)	Represents (i) 1,052,600 ordinary shares represented by 526 ADSs acquired in our July 2019 Financing, and (ii) 526,300 ordinary shares represented by 263 ADSs issuable upon exercise of warrants issued in our July 2019 Financing.

(36)	Represents 526,300 ordinary shares represented by 263 ADSs issuable upon exercise of warrants issued in our July 2019 Financing.

(37)	Represents 1,052,600 ordinary shares represented by 526 ADSs acquired in our July 2019 Financing.

(38)	Flying S Ranch Trust is controlled by Ryan Shay.

(39)	Represents (i) 1,578,900 ordinary shares represented by 789 ADSs acquired in our July 2019 Financing, and (ii) 789,500 ordinary shares represented by 394 ADSs issuable upon exercise of warrants issued in our July 2019 Financing.

(40)	Represents 789,500 ordinary shares represented by 394 ADSs issuable upon exercise of warrants issued in our July 2019 Financing.

(41)	Represents 1,578,900 ordinary shares represented by 789 ADSs acquired in our July 2019 Financing.

(42)	Gerald A Tomsic 1995 Trust is controlled by Gerald A Tomsic.

(43)	Represents (i) 1,315,700 ordinary shares represented by 657 ADSs acquired in our July 2019 Financing, and (ii) 657,900 ordinary shares represented by 328 ADSs issuable upon exercise of warrants issued in our July 2019 Financing.

(44)	Represents 657,900 ordinary shares represented by 328 ADSs issuable upon exercise of warrants issued in our July 2019 Financing.

(45)	Represents 1,315,700 ordinary shares represented by 657 ADSs acquired in our July 2019 Financing.

(46)	Represents (i) 1,315,700 ordinary shares represented by 657 ADSs acquired in our July 2019 Financing, and (ii) 657,900 ordinary shares represented by 328 ADSs issuable upon exercise of warrants issued in our July 2019 Financing.

(47)	Represents 657,900 ordinary shares represented by 328 ADSs issuable upon exercise of warrants issued in our July 2019 Financing.

(48)	Represents 1,315,700 ordinary shares represented by 657 ADSs acquired in our July 2019 Financing.

(49)	Represents (i) 1,315,700 ordinary shares represented by 657 ADSs acquired in our July 2019 Financing, and (ii) 657,900 ordinary shares represented by 328 ADSs issuable upon exercise of warrants issued in our July 2019 Financing.

(50)	Represents 657,900 ordinary shares represented by 328 ADSs issuable upon exercise of warrants issued in our July 2019 Financing.

(51)	Represents 1,315,700 ordinary shares represented by 657 ADSs acquired in our July 2019 Financing.

(52)	Jerry B Watkins Declaration of Trust is controlled by Jerry Watkins.

(53)	Represents (i) 5,263,100 ordinary shares represented by 2,631 ADSs acquired in our July 2019 Financing, and (ii) 2,631,600 ordinary shares represented by 1,315 ADSs issuable upon exercise of warrants issued in our July 2019 Financing.

(54)	Represents 2,631,600 ordinary shares represented by 1,315 ADSs issuable upon exercise of warrants issued in our July 2019 Financing.

(55)	Represents 5,263,100 ordinary shares represented by 2,631 ADSs acquired in our July 2019 Financing.

(56)	Represents (i) 657,900 ordinary shares represented by 328 ADSs issuable upon exercise of warrants issued in our July 2019 Financing, (ii) 1,470,500 ordinary shares represented by 735 ADSs acquired in our February 2020 Private Placements, and (iii) 735,200 ordinary shares represented by 367 ADSs issuable upon exercise of warrants issued in our February 2020 Private Placements.

(57)	Represents 657,900 ordinary shares represented by 328 ADSs issuable upon exercise of warrants issued in our July 2019 Financing.

(58)	Represents (i) 1,470,500 ordinary shares represented by 735 ADSs acquired in our February 2020 Private Placements, and (ii) 735,200 ordinary shares represented by 367 ADSs issuable upon exercise of warrants issued in our February 2020 Private Placements.

(59)	Represents (i) 1,315,700 ordinary shares represented by 657 ADSs acquired in our July 2019 Financing, and (ii) 657,900 ordinary shares represented by 328 ADSs issuable upon exercise of warrants issued in our July 2019 Financing.

(60)	Represents 657,900 ordinary shares represented by 328 ADSs issuable upon exercise of warrants issued in our July 2019 Financing.

(61)	Represents 1,315,700 ordinary shares represented by 657 ADSs acquired in our July 2019 Financing.

(62)	Represents (i) 120,200,000 ordinary shares represented by 60,100 ADSs and (ii) 59,881,600 ordinary shares represented by 29,940 ADSs issuable upon the exercise of warrants, which includes 681,600 ordinary shares represented by 340 ADSs issuable upon exercise of warrants issued in our July 2019 Financing.

(63)	Represents 681,600 ordinary shares represented by 340 ADSs issuable upon exercise of warrants issued in our July 2019 Financing.

(64)	Represents (i) 120,200,000 ordinary shares represented by 60,100 ADSs and (ii) 59,200,000 ordinary shares represented by 29,600 ADSs issuable upon exercise of warrants.

(65)	Represents (i) 5,263,100 ordinary shares represented by 2,631 ADSs acquired in our July 2019 Financing, (ii) 2,631,600 ordinary shares represented by 1,315 ADSs issuable upon exercise of warrants issued in our July 2019 Financing, (iii) 4,736,900 ordinary shares represented by 2,368 ADSs acquired in our February 2020 Private Placements, and (iv) 2,368,400 ordinary shares represented by 1,184 ADSs issuable upon exercise of warrants issued in our February 2020 Private Placements.

(66)	Represents 2,631,600 ordinary shares represented by 1,315 ADSs issuable upon exercise of warrants issued in our July 2019 Financing.

(67)	Represents (i) 5,263,100 ordinary shares represented by 2,631 ADSs acquired in our July 2019 Financing, (ii) 4,736,900 ordinary shares represented by 2,368 ADSs acquired in our February 2020 Private Placements, and (iii) 2,368,400 ordinary shares represented by 1,184 ADSs issuable upon exercise of warrants issued in our February 2020 Private Placements.

(68)	Represents (i) 1,315,700 ordinary shares represented by 657 ADSs acquired in our July 2019 Financing, and (ii) 657,900 ordinary shares represented by 328 ADSs issuable upon exercise of warrants issued in our July 2019 Financing.

(69)	Represents 657,900 ordinary shares represented by 328 ADSs issuable upon exercise of warrants issued in our July 2019 Financing.

(70)	Represents 1,315,700 ordinary shares represented by 657 ADSs acquired in our July 2019 Financing.

(71)	KBB Asset Management is controlled by Steven Segal.

(72)	Represents (i) 5,263,100 ordinary shares represented by 2,631 ADSs acquired in our July 2019 Financing, and (ii) 2,631,600 ordinary shares represented by 1,315 ADSs issuable upon exercise of warrants issued in our July 2019 Financing.

(73)	Represents 2,631,600 ordinary shares represented by 1,315 ADSs issuable upon exercise of warrants issued in our July 2019 Financing.

(74)	Represents 5,263,100 ordinary shares represented by 2,631 ADSs acquired in our July 2019 Financing.

(75)	Represents (i) 1,578,900 ordinary shares represented by 789 ADSs acquired in our July 2019 Financing, and (ii) 789,500 ordinary shares represented by 394 ADSs issuable upon exercise of warrants issued in our July 2019 Financing.

(76)	Represents 789,500 ordinary shares represented by 394 ADSs issuable upon exercise of warrants issued in our July 2019 Financing.

(77)	Represents 1,578,900 ordinary shares represented by 789 ADSs acquired in our July 2019 Financing.

(78)	Represents (i) 2,631,500 ordinary shares represented by 1,315 ADSs acquired in our July 2019 Financing, (ii) 1,315,800 ordinary shares represented by 657 ADSs issuable upon exercise of warrants issued in our July 2019 Financing, (iii) 3,000,000 ordinary shares represented by 1,500 ADSs acquired in our February 2020 Private Placements, and (iv) 1,500,000 ordinary shares represented by 750 ADSs issuable upon exercise of warrants issued in our February 2020 Private Placements.

(79)	Represents 1,315,800 ordinary shares represented by 657 ADSs issuable upon exercise of warrants issued in our July 2019 Financing.

(80)	Represents (i) 2,631,500 ordinary shares represented by 1,315 ADSs acquired in our July 2019 Financing, (ii) 3,000,000 ordinary shares represented by 1,500 ADSs acquired in our February 2020 Private Placements, and (iii) 1,500,000 ordinary shares represented by 750 ADSs issuable upon exercise of warrants issued in our February 2020 Private Placements.

(81)	Represents (i) 263,100 ordinary shares represented by 131 ADSs acquired in our July 2019 Financing, and (ii) 131,600 ordinary shares represented by 65 ADSs issuable upon exercise of warrants issued in our July 2019 Financing.

(82)	Represents 131,600 ordinary shares represented by 65 ADSs issuable upon exercise of warrants issued in our July 2019 Financing.

(83)	Represents 263,100 ordinary shares represented by 131 ADSs acquired in our July 2019 Financing.

(84)	Represents (i) 1,842,100 ordinary shares represented by 921 ADSs issuable upon exercise of warrants issued in our July 2019 Financing, (ii) 5,882,300 ordinary shares represented by 2,941 ADSs acquired in our February 2020 Private Placements, and (iii) 2,941,100 ordinary shares represented by 1,470 ADSs issuable upon exercise of warrants issued in our February 2020 Private Placements.

(85)	Represents 1,842,100 ordinary shares represented by 921 ADSs issuable upon exercise of warrants issued in our July 2019 Financing.

(86)	Represents (i) 5,882,300 ordinary shares represented by 2,941 ADSs acquired in our February 2020 Private Placements, and (ii) 2,941,100 ordinary shares represented by 1,470 ADSs issuable upon exercise of warrants issued in our February 2020 Private Placements.

(87)	Represents (i) 657,900 ordinary shares represented by 328 ADSs issuable upon exercise of warrants issued in our July 2019 Financing, (ii) 2,941,100 ordinary shares represented by 1,470 ADSs acquired in our February 2020 Private Placements, and (iii) 1,470,500 ordinary shares represented by 735 ADSs issuable upon exercise of warrants issued in our February 2020 Private Placements.

(88)	Represents 657,900 ordinary shares represented by 328 ADSs issuable upon exercise of warrants issued in our July 2019 Financing.

(89)	Represents (i) 2,941,100 ordinary shares represented by 1,470 ADSs acquired in our February 2020 Private Placements, and (ii) 1,470,500 ordinary shares represented by 735 ADSs issuable upon exercise of warrants issued in our February 2020 Private Placements.

(90)	MIS Equity Strategies LP is controlled by Anthony Reed.

(91)	Represents (i) 2,631,600 ordinary shares represented by 1,315 ADSs issuable upon exercise of warrants issued in our July 2019 Financing, (ii) 5,882,300 ordinary shares represented by 2,941 ADSs acquired in our February 2020 Private Placements, and (iii) 2,941,100 ordinary shares represented by 1,470 ADSs issuable upon exercise of warrants issued in our February 2020 Private Placements.

(92)	Represents 2,631,600 ordinary shares represented by 1,315 ADSs issuable upon exercise of warrants issued in our July 2019 Financing.

(93)	Represents (i) 5,882,300 ordinary shares represented by 2,941 ADSs acquired in our February 2020 Private Placements, and (ii) 2,941,100 ordinary shares represented by 1,470 ADSs issuable upon exercise of warrants issued in our February 2020 Private Placements

(94)	NG White Cloud LP is controlled by Norman Gaylis.

(95)	Represents (i) 10,526,300 ordinary shares represented by 5,263 ADSs acquired in our July 2019 Financing, and (ii) 5,263,200 ordinary shares represented by 2,631 ADSs issuable upon exercise of warrants issued in our July 2019 Financing.

(96)	Represents 5,263,200 ordinary shares represented by 2,631 ADSs issuable upon exercise of warrants issued in our July 2019 Financing.

(97)	Represents 10,526,300 ordinary shares represented by 5,263 ADSs acquired in our July 2019 Financing.

(98)	Northlea Partners is controlled by John Abeles.

(99)	Represents (i) 394,700 ordinary shares represented by 197 ADSs issuable upon exercise of warrants issued in our July 2019 Financing, (ii) 882,300 ordinary shares represented by 441 ADSs acquired in our February 2020 Private Placements, and (iii) 441,100 ordinary shares represented by 220 ADSs issuable upon exercise of warrants issued in our February 2020 Private Placements.

(100)	Represents 394,700 ordinary shares represented by 197 ADSs issuable upon exercise of warrants issued in our July 2019 Financing.

(101)	Represents (i) 882,300 ordinary shares represented by 441 ADSs acquired in our February 2020 Private Placements, and (ii) 441,100 ordinary shares represented by 220 ADSs issuable upon exercise of warrants issued in our February 2020 Private Placements.

(102)	Pranabio Investments LLC is controlled by Samir Patel.

(103)	Represents 1,137,369,500 ordinary shares represented by 568,684 ADSs and excludes the following warrants beneficially owned by PranaBio Investments LLC which prohibit the conversion or exercise thereof if, after giving effect to such conversion or exercise, PranaBio Investments LLC, including any person whose beneficial ownership would be attributable to it, would exceed 9.99%: (i) 32,500,000 ordinary shares represented by 16,250 ADSs issuable upon the exercise of warrants acquired in our July 2019 offering, (ii) 30,000,000 ordinary shares represented by 15,000 ADSs issuable upon the exercise of warrants acquired in our February 2020 private placement, (iii) 12,500,000 ordinary shares represented by 6,250 ADSs issuable upon the exercise of warrants acquired in our December 2021 offering, (iv) 50,000,000 ordinary shares represented by 25,000 ADSs issuable upon the exercise of warrants acquired in our March 2022 offering, (v) 300,000,000 ordinary shares represented by 150,000 ADSs issuable upon the exercise of warrants acquired in our September 2022 financing and (vi) 96,774,000 ordinary shares represented by 48,387 ADSs issuable upon the exercise of the Pre-Funded Warrants acquired in our September 2023 Private Placement.

(104)	Represents 32,500,000 ordinary shares represented by 16,250 ADSs issuable upon exercise of warrants issued in our July 2019 Financing.

(105)	Represents (i) 1,104,869,500 ordinary shares represented by 552,434 ADSs and (ii) 27,325,000 ordinary shares represented by 13,662 ADSs issuable upon the exercise of warrants.

(106)	Dr. Ray Prudo is the Chairman of our board of directors. Dr. Prudo has voting and dispositive control over the 809,977,100 ordinary shares owned by RPC Pharma Limited (“RPC”), and owns approximately 67.8% of RPC’s outstanding shares (including option grants), including 10.64% of RPC’s outstanding shares held in trust for Dr. Stuart Ungar, a member of our board of directors. This amount does not include (i) 15,000,000 ordinary shares and (ii) 7,500,000 ordinary shares issuable upon exercise of warrants acquired by Ray Prudo in connection with the February 2020 Private Placements. The principal business office of RPC Pharma Limited is Regent House, Office 21, Bisazza Street, Silema, SLM 1640, Malta. Dr. Prudo disclaims beneficial ownership except to the extent of his actual pecuniary interest in such shares.

(107)	Represents (i) 800,766,600 ordinary shares represented by 400,383 ADSs owned by RPC and (ii) 9,210,500 ordinary shares represented by 4,605 ADSs issuable upon exercise of warrants issued in our July 2019 Financing.

(108)	Represents 9,210,500 ordinary shares represented by 4,605 ADSs issuable upon exercise of warrants issued in our July 2019 Financing.

(109)	Represents 800,766,600 ordinary shares represented by 400,383 ADSs.

(110)	Represents (i) 3,947,300 ordinary shares represented by 1,973 ADSs acquired in our July 2019 Financing, and (ii) 1,973,700 ordinary shares represented by 986 ADSs issuable upon exercise of warrants issued in our July 2019 Financing.

(111)	Represents 1,973,700 ordinary shares represented by 986 ADSs issuable upon exercise of warrants issued in our July 2019 Financing.

(112)	Represents 3,947,300 ordinary shares represented by 1,973 ADSs acquired in our July 2019 Financing.

(113)	Represents (i) 1,315,700 ordinary shares represented by 657 ADSs acquired in our July 2019 Financing, and (ii) 657,900 ordinary shares represented by 328 ADSs issuable upon exercise of warrants issued in our July 2019 Financing.

(114)	Represents 657,900 ordinary shares represented by 328 ADSs issuable upon exercise of warrants issued in our July 2019 Financing.

(115)	Represents 1,315,700 ordinary shares represented by 657 ADSs acquired in our July 2019 Financing.

(116)	Represents (i) 5,263,100 ordinary shares represented by 2,631 ADSs acquired in our July 2019 Financing, and (ii) 2,631,600 ordinary shares represented by 1,315 ADSs issuable upon exercise of warrants issued in our July 2019 Financing.

(117)	Represents 2,631,600 ordinary shares represented by 2,631 ADSs acquired in our July 2019 Financing.

(118)	Represents 5,263,100 ordinary shares represented by 1,315 ADSs issuable upon exercise of warrants issued in our July 2019 Financing.

(119)	Represents (i) 552,600 ordinary shares represented by 276 ADSs acquired in our July 2019 Financing, and (ii) 276,300 ordinary shares represented by 138 ADSs issuable upon exercise of warrants issued in our July 2019 Financing.

(120)	Represents 276,300 ordinary shares represented by 138 ADSs issuable upon exercise of warrants issued in our July 2019 Financing.

(121)	Represents 552,600 ordinary shares represented by 276 ADSs acquired in our July 2019 Financing.

(122)	Represents (i) 1,315,700 ordinary shares represented by 657 ADSs acquired in our July 2019 Financing, and (ii) 657,900 ordinary shares represented by 328 ADSs issuable upon exercise of warrants issued in our July 2019 Financing.

(123)	Represents 657,900 ordinary shares represented by 328 ADSs issuable upon exercise of warrants issued in our July 2019 Financing.

(124)	Represents 1,315,700 ordinary shares represented by 657 ADSs acquired in our July 2019 Financing.

(125)	Represents (i) 2,631,500 ordinary shares represented by 1,315 ADSs acquired in our July 2019 Financing, and (ii) 1,315,800 ordinary shares represented by 657 ADSs issuable upon exercise of warrants issued in our July 2019 Financing.

(126)	Represents 1,315,800 ordinary shares represented by 657 ADSs issuable upon exercise of warrants issued in our July 2019 Financing.

(127)	Represents 2,631,500 ordinary shares represented by 1,315 ADSs acquired in our July 2019 Financing.

(128)	Represents (i) 2,631,500 ordinary shares represented by 1,315 ADSs acquired in our July 2019 Financing, and (ii) 1,315,800 ordinary shares represented by 657 ADSs issuable upon exercise of warrants issued in our July 2019 Financing.

(129)	Represents 1,315,800 ordinary shares represented by 657 ADSs issuable upon exercise of warrants issued in our July 2019 Financing.

(130)	Represents 2,631,500 ordinary shares represented by 1,315 ADSs acquired in our July 2019 Financing.

(131)	Represents (i) 2,105,200 ordinary shares represented by 1,076 ADSs acquired in our July 2019 Financing, and (ii) 1,052,600 ordinary shares represented by 526 ADSs issuable upon exercise of warrants issued in our July 2019 Financing.

(132)	Represents 1,052,600 ordinary shares represented by 526 ADSs issuable upon exercise of warrants issued in our July 2019 Financing.

(133)	Represents 2,105,200 ordinary shares represented by 1,076 ADSs acquired in our July 2019 Financing.

(134)	Represents (i) 84,200 ordinary shares represented by 42 ADSs acquired in our July 2019 Financing, and (ii) 42,100 ordinary shares represented by 21 ADSs issuable upon exercise of warrants issued in our July 2019 Financing.

(135)	Represents 42,100 ordinary shares represented by 21 ADSs issuable upon exercise of warrants issued in our July 2019 Financing.

(136)	Represents 84,200 ordinary shares represented by 42 ADSs acquired in our July 2019 Financing.

(137)	Represents (i) 473,600 ordinary shares represented by 236 ADSs acquired in our July 2019 Financing, and (ii) 236,800 ordinary shares represented by 118 ADSs issuable upon exercise of warrants issued in our July 2019 Financing.

(138)	Represents 236,800 ordinary shares represented by 118 ADSs issuable upon exercise of warrants issued in our July 2019 Financing.

(139)	Represents 473,600 ordinary shares represented by 236 ADSs acquired in our July 2019 Financing.

(140)	Represents (i) 1,315,700 ordinary shares represented by 657 ADSs acquired in our July 2019 Financing, and (ii) 657,900 ordinary shares represented by 328 ADSs issuable upon exercise of warrants issued in our July 2019 Financing.

(141)	Represents 657,900 ordinary shares represented by 328 ADSs issuable upon exercise of warrants issued in our July 2019 Financing.

(142)	Represents 1,315,700 ordinary shares represented by 657 ADSs acquired in our July 2019 Financing.

(143)	Represents (i) 1,973,700 ordinary shares represented by 986 ADSs issuable upon exercise of warrants issued in our July 2019 Financing, (ii) 1,764,700 ordinary shares represented by 882 ADSs acquired in our February 2020 Private Placements, and (iii) 882,300 ordinary shares represented by 441 ADSs issuable upon exercise of warrants issued in our February 2020 Private Placements.

(144)	Represents 1,973,700 ordinary shares represented by 986 ADSs issuable upon exercise of warrants issued in our July 2019 Financing.

(145)	Represents (i) 1,764,700 ordinary shares represented by 882 ADSs acquired in our February 2020 Private Placements, and (ii) 882,300 ordinary shares represented by 441 ADSs issuable upon exercise of warrants issued in our February 2020 Private Placements.

(146)	Referenced person is affiliated with Paulson, a registered broker dealer.

(147)	Represents 118,500 ordinary shares represented by 59 ADSs issuable upon exercise of warrants issued in our July 2019 Financing.

(148)	Represents 116,500 ordinary shares represented by 58 ADSs issuable upon exercise of warrants issued in our July 2019 Financing.

(149)	Represents (i) 6,114,000 ordinary shares represented by 3,072 ADSs and (ii) 2,332,000 ordinary shares represented by 1,166 ADSs issuable upon the exercise of warrants, which includes 29,700 ordinary shares represented by 14 ADSs issuable upon exercise of warrants issued in our July 2019 Financing.

(150)	Represents 29,700 ordinary shares represented by 14 ADSs issuable upon exercise of warrants issued in our July 2019 Financing.

(151)	Represents (i) 6,144,000 ordinary shares represented by 3,072 ADSs acquired in our September 2023 Private Placement and (ii) 2,302,300 ordinary shares represented by 1,151 ADSs issuable upon exercise of warrants issued in our February 2020 Private Placements.

(152)	Represents (i) 5,902,000 ordinary shares represented by 2,951 ADSs and (ii) 5,556,100 ordinary shares represented by 2,778 ADSs issuable upon the exercise of warrants, which includes 1,393,400 ordinary shares represented by 696 ADSs issuable upon exercise of warrants issued in our July 2019 Financing.

(153)	Represents 1,393,400 ordinary shares represented by 696 ADSs issuable upon exercise of warrants issued in our July 2019 Financing.

(154)	Represents (i) 5,902,000 ordinary shares represented by 2,951 ADSs acquired in our September 2023 Private Placement and (ii) 4,162,700 ordinary shares represented by 2,081 ADSs issuable upon exercise of warrants issued in our February 2020 Private Placements.

(155)	Represents 125,400 ordinary shares represented by 62 ADSs issuable upon exercise of warrants issued in our July 2019 Financing.

(156)	Represents 34,600 ordinary shares represented by 17 ADSs issuable upon exercise of warrants issued in our July 2019 Financing.

(157)	Represents (i) 1,052,000 ordinary shares represented by 526 ADSs and (ii) 957,000 ordinary shares represented by 478 ADSs issuable upon the exercise of warrants, which includes 225,700 ordinary shares represented by 112 ADSs issuable upon exercise of warrants issued in our July 2019 Financing.

(158)	Represents 225,700 ordinary shares represented by 112 ADSs issuable upon exercise of warrants issued in our July 2019 Financing.

(159)	Represents (i) 1,052,000 ordinary shares represented by 526 ADSs acquired in our September 2023 Private Placement and (ii) 731,300 ordinary shares represented by 365 ADSs issuable upon exercise of warrants issued in our February 2020 Private Placements.

(160)	Represents 266,500 ordinary shares represented by 133 ADSs issuable upon exercise of warrants issued in our July 2019 Financing.

(161)	Represents 84,100 ordinary shares represented by 42 ADSs issuable upon exercise of warrants issued in our July 2019 Financing.

(162)	Represents 250,800 ordinary shares represented by 125 ADSs issuable upon exercise of warrants issued in our July 2019 Financing.

(163)	Represents (i) 439,000 ordinary shares represented by 219 ADSs issuable upon exercise of warrants issued in our July 2019 Financing, and (ii) 442,400 ordinary shares represented by 221 ADSs issuable upon exercise of warrants issued in our February 2020 Private Placements.

(164)	Represents 439,000 ordinary shares represented by 219 ADSs issuable upon exercise of warrants issued in our July 2019 Financing.

(165)	Represents 442,400 ordinary shares represented by 221 ADSs issuable upon exercise of warrants issued in our February 2020 Private Placements.

(166)	Represents 59,300 ordinary shares represented by 29 ADSs issuable upon exercise of warrants issued in our July 2019 Financing.

(167)	Represents 125,400 ordinary shares represented by 62 ADSs issuable upon exercise of warrants issued in our July 2019 Financing.

(168)	Represents 116,500 ordinary shares represented by 58 ADSs issuable upon exercise of warrants issued in our July 2019 Financing.

(169)	Represents 50,600 ordinary shares represented by 25 ADSs issuable upon exercise of warrants issued in our July 2019 Financing.

(170)	Represents (i) 5,902,000 ordinary shares represented by 2,951 ADSs and (ii) 5,556,100 ordinary shares represented by 2,778 ADSs issuable upon the exercise of warrants, which includes 1,393,400 ordinary shares represented by 696 ADSs issuable upon exercise of warrants issued in our July 2019 Financing.

(171)	Represents 1,393,400 ordinary shares represented by 696 ADSs issuable upon exercise of warrants issued in our July 2019 Financing.

(172)	Represents (i) 4,162,700 ordinary shares represented by 2,081 ADSs issuable upon exercise of warrants issued in our February 2020 Private Placements and (ii) 5,902,000 ordinary shares represented by 2,951 ADSs acquired in our September 2023 Private Placement.

(173)	Represents (i) 585,300 ordinary shares represented by 292 ADSs issuable upon exercise of warrants issued in our July 2019 Financing, and (ii) 667,500 ordinary shares represented by 333 ADSs issuable upon exercise of warrants issued in our February 2020 Private Placements.

(174)	Represents 585,300 ordinary shares represented by 191 ADSs issuable upon exercise of warrants issued in our July 2019 Financing.

(175)	Represents 667,500 ordinary shares represented by 333 ADSs issuable upon exercise of warrants issued in our February 2020 Private Placements.

(176)	Represents (i) 5,902,000 ordinary shares represented by 2,951 ADSs and (ii) 5,556,100 ordinary shares represented by 2,778 ADSs issuable upon the exercise of warrants, which includes 1,393,400 ordinary shares represented by 696 ADSs issuable upon exercise of warrants issued in our July 2019 Financing.

(177)	Represents 1,393,400 ordinary shares represented by 696 ADSs issuable upon exercise of warrants issued in our July 2019 Financing.

(178)	Represents (i) 4,162,700 ordinary shares represented by 2,081 ADSs issuable upon exercise of warrants issued in our February 2020 Private Placements and (ii) 5,902,000 ordinary shares represented by 2,951 ADSs acquired in our September 2023 Private Placement.

(179)	Represents (i) 39,500 ordinary shares represented by 19 ADSs issuable upon exercise of warrants issued in our July 2019 Financing and (ii) 741,900 ordinary shares represented by 370 ADSs issuable upon exercise of warrants issued in our February 2020 Private Placements.

(180)	Represents 39,500 ordinary shares represented by 19 ADSs issuable upon exercise of warrants issued in our July 2019 Financing.

(181)	Represents 741,900 ordinary shares represented by 370 ADSs issuable upon exercise of warrants issued in our February 2020 Private Placements.

(182)	Represents 20,900 ordinary shares represented by 10 ADSs issuable upon exercise of warrants issued in our July 2019 Financing.

(183)	Represents (i) 1,052,000 ordinary shares represented by 526 ADSs and (ii) 957,000 ordinary shares represented by 478 ADSs issuable upon the exercise of warrants, which includes 225,700 ordinary shares represented by 112 ADSs issuable upon exercise of warrants issued in our July 2019 Financing.

(184)	Represents 225,700 ordinary shares represented by 112 ADSs issuable upon exercise of warrants issued in our July 2019 Financing.

(185)	Represents (i) 1,052,000 ordinary shares represented by 526 ADSs acquired in our September 2023 Private Placement and (ii) 731,300 ordinary shares represented by 365 ADSs issuable upon exercise of warrants issued in our February 2020 Private Placements.

(186)	Represents (i) 175,200,000 ordinary shares represented by 87,600 ADSs and (ii) 126,705,400 ordinary shares represented by 63,352 ADSs issuable upon exercise of warrants, which includes (i) 7,214,000 ordinary shares represented by 3,607 ADSs issuable upon exercise of warrants issued in our July 2019 Financing.

(187)	Represents 7,214,000 ordinary shares represented by 3,607 ADSs issuable upon exercise of warrants issued in our July 2019 Financing.

(188)	Represents (i) 175,200,000 ordinary shares represented by 87,600 ADSs, and (ii) 119,491,400 ordinary shares represented by 59,745 ADSs issuable upon exercise of warrants.

(189)	Represents (i) 1,000 ordinary shares represented by 0 ADSs and (ii) 1,200,000 ordinary shares represented by 600 ADSs issuable upon exercise of warrants issued in our July 2019 Financing.

(190)	Represents 1,200,000 ordinary shares represented by 600 ADSs issuable upon exercise of warrants issued in our July 2019 Financing.

(191)	Represents 1,000 ordinary shares represented by 0 ADSs.

(192)	Paulson is a registered broker-dealer and acted as the placement agent in the July 2019 Financing. The address of Paulson is 1720 W Division Street, 3rd Floor Chicago, IL 60622.

(193)	Represents (i) 2,912,600 ordinary shares represented by 1,456 ADSs issuable upon exercise of warrants issued in our July 2019 Financing, (ii) 7,092,300 ordinary shares represented by 3,546 ADSs issuable upon exercise of warrants issued in our February 2020 Private Placements and (ii) 10,652,000 ordinary shares represented by 5,326 ADSs acquired in our September 2023 Private Placement.

(194)	Represents 2,912,600 ordinary shares represented by 1,456 ADSs issuable upon exercise of warrants issued in our July 2019 Financing.

(195)	Represents (i) 7,092,300 ordinary shares represented by 3,546 ADSs issuable upon exercise of warrants issued in our February 2020 Private Placements and (ii) 10,652,000 ordinary shares represented by 5,326 ADSs acquired in our September 2023 Private Placement.

DESCRIPTION OF SHARE CAPITAL AND ARTICLES OF ASSOCIATION

The following summarizes the material rights of holders of ordinary shares, as set out in our Articles of Association, as amended by our Amended Articles of Asasociation on June 30, 2023. The following summary is qualified in its entirety by reference to the Companies Act 2006, or the Companies Act, and to our Articles of Association and our Amended Articles of Association, which are filed as an exhibit to our Form F-3/A filed with the SEC on August 30, 2021 and Form 6-K filed with the SEC on July 7, 2023, respectively, which is incorporated by reference in this prospectus.

We were originally established as a private limited company under the laws of England and Wales on October 7, 2004 under the name Freshname No. 333 Limited. On January 19, 2005, we changed our name to Morria Biopharmaceuticals Limited and on February 3, 2005, we completed a reverse merger with Morria Biopharmaceuticals Inc., or Morria, a Delaware corporation, in which Morria became our wholly-owned subsidiary and we re-registered as a non-traded public limited company under the laws of England and Wales. Morria was dedicated to the discovery and development of novel, first-in-class, non-steroidal, synthetic anti-inflammatory drugs. On March 22, 2011, we incorporated an Israeli subsidiary, Morria Biopharma Ltd. On June 25, 2013, we changed our name to Celsus Therapeutics Plc and on October 13, 2013 Morria was renamed Celsus Therapeutics Inc. On September 25, 2015, we further changed our name to “Akari Therapeutics, Plc”. As such our affairs are governed by our Articles of Association and English law.

In the following summary, a “shareholder” is the person registered in our register of members as the holder of the relevant securities. For those ordinary shares that have been deposited in our ADS facility pursuant to our deposit agreement with Deutsche Bank Trust Company Americas, as depositary, Deutsche Bank Trust Company Americas, as depositary, or its nominee is deemed the shareholder.

Share Capital

Our board of directors is generally authorized to issue up to 35,000,000 ordinary shares of $0.0001 each until June 30, 2026, without seeking shareholder approval, subject to certain limitations. As of June 30, 2023, there were 10,122,321,523 ordinary shares outstanding, outstanding options to purchase 680,112,400 ordinary shares, 418,580,700 ordinary shares issuable upon the vesting of restricted stock units (RSUs), 736,944,200 ordinary shares available for future issuance under our 2023 Equity Incentive Plan and outstanding warrants to purchase 2,077,673 ADSs, which represent 4,155,347,400 ordinary shares. All of our existing issued ordinary shares are fully paid. Accordingly, no further capital may be required by us from the holders of such shares.

The rights and restrictions to which the ordinary shares will be subject are prescribed in our Articles of Association. Our Articles of Association permit our board of directors, with shareholder approval, to determine the terms of any preferred shares that we may issue. Our board of directors is authorized, having obtained the consent of the shareholders, to provide from time to time for the issuance of other classes or series of shares and to establish the characteristics of each class or series, including the number of shares, designations, relative voting rights, dividend rights, liquidation and other rights, redemption, repurchase or exchange rights and any other preferences and relative, participating, optional or other rights and limitations not inconsistent with applicable law.

English law does not recognize fractional shares held of record. Accordingly, our Articles of Association do not provide for the issuance of fractional ordinary shares, and our official English share register will not reflect any fractional shares.

We are not permitted under English law to hold our own ordinary shares unless they are repurchased by us and held in treasury.

During the three years ended December 31, 2022, excluding this offering, we have issued an aggregate of 5,199,051,210 ordinary shares, options to purchase an aggregate of 460,496,700 ordinary shares, and 21,475,400 ordinary shares issuable upon the vesting of 21,475,400 restricted stock units.

Issuance of Options and Warrants

Our Articles of Association provide that, subject to any shareholder approval requirement under any laws, regulations or the rules of any stock exchange to which we are subject, our board of directors is unconditionally authorized, from time to time, in its discretion, to grant such persons, at such times and upon such terms as it determines, options to purchase, or issue them warrants to subscribe, our shares of any class or classes or of any series of any class. The Companies Act provides that directors may issue options or warrants without shareholder approval once authorized to do so by the Articles of Association or an ordinary resolution of shareholders. Our board of directors may issue shares upon exercise of options or warrants without shareholder approval or authorization, up to the relevant authorized share capital limit.

Dividends

Our Articles of Association provide that our board of directors may, subject to the applicable provisions of the Companies Act, from time to time, declare such dividend as may appear to the board of directors to be justified by the distributable profits of the Company. Subject to the rights of the holders of shares with preferential or other special rights that may be authorized in the future, holders of ordinary shares are entitled to receive dividends according to their rights and interest in our distributable profits. Dividends, to the extent declared, are distributed according to the proportion of the nominal value paid up on account of the shares held at the date so appointed by the Company, without regard to the premium paid in excess of the nominal value, if any. A company may only distribute a dividend out of the company’s distributable profits, as defined under the Companies Act.

Any dividend unclaimed after a period of twelve years from the due date for payment of such dividend shall be forfeited and shall revert to us. In addition, the investment or use by the board of directors of any unclaimed dividend, interest or other sum payable on or in respect of an ordinary share shall not constitute us as a trustee in respect thereof.

Rights in a Liquidation

In the event of our liquidation, subject to applicable law, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to their respective holdings. This liquidation right may be affected by the grant of preferential dividends or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Voting Rights

Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. These voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.

The ordinary shares do not have cumulative voting rights in the election of directors. As a result, holders of ordinary shares that represent more than 50% of our voting power at the general meeting of shareholders, in person or by proxy, have the power to elect all the directors whose positions are being filled at that meeting to the exclusion of the remaining shareholders. Each director must retire at the next annual general meeting after the end of his appointment term of one, two or three years. In any two year period, a majority of the directors must stand for re-election or replacement. In the event that this majority has not been met and the number of directors eligible for retirement by rotation under the provision of our Articles of Association is not met, any further directors to retire are those who have been in office the longest since their last appointment or re-appointment, but as between persons who became or were last re-appointed directors on the same day, those to retire are determined by the Board of Directors at the recommendation of the Chairman. A retiring director is eligible for re-appointment, subject to the terms of our Articles of Association.

The actions necessary to change the rights of holders of the ordinary shares are as follows: the rights of the shareholders would need to be altered by way of a special resolution requiring 75% vote of the shareholders who are present and voting in person or by proxy. In order to change the rights of a separate class of shares, it will require such a vote by shareholders of that class of shares.

Preemptive Rights

There are no rights of pre-emption under our Articles of Association in respect of transfers of issued ordinary shares. In certain circumstances, our shareholders have preemptive rights with respect to new issuances of equity securities.  However our board of directors is generally authorized to allot equity securities for cash without triggering shareholder preemptive rights, provided that this power shall (i) be limited to the allotment of equity securities up to an aggregate nominal amount of $1,500,000; and (ii) expire (unless previously revoked or varied by us), on June 30, 2026.

Transfer of Shares

Fully paid ordinary shares are issued in registered form and may be transferred pursuant to our Articles of Association, unless such transfer is restricted or prohibited by another instrument and subject to applicable securities laws. The Articles of Association state that the directors of the Company may refuse to authorize a transfer of shares if the shares in question have not been paid in full and are therefore only partly paid.

Fiduciary Duties of Office Holders

Directors owe fiduciary duties to their companies. Chapter 2 of Part 10 of the Companies Act codifies certain of those duties. The relevant statutory duties imposed on directors under the Companies Act are:

●	to act in accordance with the company’s constitution, and only exercise powers for the purposes for which they are conferred;

●	to act in the way he considers, in good faith, would be most likely to promote the success of the company for the benefit of its members as a whole

●	to exercise independent judgment;

●	to exercise reasonable care, skill and diligence, being such as would be exercised by a reasonably diligent person with the general knowledge, skill and experience that may reasonably be expected of a person carrying out the functions carried out by the director, and the general knowledge, skill and experience that the director has;

●	to avoid a situation in which he has, or can have, a direct or indirect interest that conflicts, or possibly may conflict, with the interests of the company (including in particular through exploitation of any property, information or opportunity) unless authorized by the company or its board;

●	not to accept benefits from third parties; and

●	to declare an interest in a proposed transaction or arrangement.

In addition, certain additional duties are imposed by the common law, such as a duty of confidentiality.

Disclosure of Personal Interests of an Officer Holder

The Companies Act requires a director to disclose to the board any direct or indirect personal interest that he or she may have in connection with any existing or proposed transaction by the company. The disclosure is required to be made promptly and, in the case of a proposed transaction, before it is entered into. All transactions in which a director has an interest must be declared, and not only those that are extraordinary transactions.

Except as provided in our Articles of Association, a director may not vote at a meeting of the board or of a committee of the board on any resolution concerning a matter:

●	in which he (directly or indirectly) has a material interest, other than an interest in shares or debentures or other securities of or in (or through) the Company; and

●	subject to the Companies Act, which conflicts or may conflict with the interests of the Company.

A director is not counted in the quorum at a meeting in relation to any resolution on which he is debarred from voting.

Notwithstanding the foregoing, a director is entitled to vote and be counted in the quorum in respect of any resolution concerning any of the following matters:

●	the giving of any security, guarantee or indemnity to a third party in respect of a debt or obligation of the Company or any of our subsidiaries for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

●	any proposal concerning an offer of shares or debentures or other securities of or by the Company or any of our subsidiaries for subscription or purchase in which offer he is or is to be interested as a participant as the holder of such shares, debentures or other securities or in its underwriting or sub-underwriting;

●	any contract, arrangement, transaction or other proposal concerning any other company in which he (together with any person connected with him) is interested (directly or indirectly) whether as an officer, shareholder, creditor or otherwise, unless he (together with any person connected with him) holds an interest representing one per cent. or more of any class of the equity share capital (exclusive of treasury shares) of such company or of the voting rights available to members of the relevant company;

●	any contract, arrangement, transaction or other proposal concerning the adoption, modification or operation of a superannuation fund or retirement, death or disability benefits scheme under which he may benefit and which has been approved by or is subject to and conditional upon approval by His Majesty’s Revenue & Customs;

●	any contract, arrangement, transaction or proposal concerning the adoption, modification or operation of any scheme for enabling employees including full time executive directors of the Company and/or any subsidiary to acquire shares of the Company or any arrangement for the benefit of employees of the Company or any of our subsidiaries, which does not award him any privilege or benefit not awarded to the employees to whom such scheme relates; and

●	any contract, arrangement, transaction or proposal concerning insurance which the Company proposes to maintain or purchase for the benefit of directors or for the benefit of persons including directors.

Article 27 of the Articles of Association states, that the board may authorize any matter which may otherwise involve a director breaching his duties under certain sections of the Companies Act to avoid conflicts of interest.

Any director (including the director which has the conflict) may propose that such conflicted director be authorized in relation to any matter which is the subject of such a conflict. The director with the conflict will not count towards the quorum at the meeting at which the conflict is considered and may not vote on any resolution authorizing the conflict. Where the board gives authority in relation to such a conflict, the board may impose such terms on the relevant director as it deems appropriate.

Directors’ and Officers’ Compensation

The Companies Act requires that a resolution approving provisions to appoint a director for a fixed period of more than two years must not be passed unless a memorandum setting out the proposed contract incorporating the provision is made available to members: in the case of a resolution at a meeting, by being made available for inspection by members of the company both (i) at the company’s registered office for not less than 15 days ending with the date of the meeting, and (ii) at the meeting itself.

Directors’ Borrowing Powers

Our board of directors may, from time to time, in its discretion, cause us to borrow or secure the payment of any sum or sums of money for the purposes of our company.

Retirement of Directors

We do not have any age limitations for our directors, nor do we have mandatory retirement as a result of reaching a certain age.

Share Qualification of Directors

No shareholding qualification is required by a director.

Redemption Provisions

We may, subject to applicable law and to our Articles of Association, issue redeemable shares and redeem them.

Capital Calls

Under our Articles of Association and the Companies Act, the liability of our shareholders is limited to the nominal value (i.e. par). The board of directors has the authority to make calls upon the shareholders in respect of any money unpaid on their shares and each shareholder shall pay to us as required by such notice the amount called on his shares. If a call remains unpaid after it has become due and payable, and the fourteen days’ notice provided by the board of directors has not been complied with, any share in respect of which such notice was given may be forfeited by a resolution of the board.

No Sinking Fund

Our ordinary shares do not have sinking fund provisions.

Modification of Rights

Subject to the provisions of the Companies Act, if at any time our capital is divided into different classes of shares, the rights attached to any class may be varied or abrogated with the consent in writing of the holders of at least three-fourths in nominal value of that class or with the sanction of a special resolution passed at a separate meeting of the holders of that class, but not otherwise. The quorum at any such meeting is two or more persons holding, or representing by proxy, at least one-third in nominal value of the issued shares in question.

Shareholders’ Meetings and Resolutions

Pursuant to our Amended Articles of Association, the quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person or by proxy, who hold in aggregate at least one-third of the voting rights of shareholders eligible to vote at the meeting. If at any time the Company has only one shareholder, such shareholder, in person, by proxy or, if a corporation, by its representative, shall constitute a quorum. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the chairman of the board may designate. Furthermore, the board of the company may call a general meeting whenever they think fit. If the Board, in its absolute discretion, considers that it is impractical or unreasonable for any reason to hold a general meeting on the date or at the time or place specified in the notice calling the general meeting, it may postpone the general meeting to another date, time and/or place.

Under the Companies Act, each shareholder of record must be provided at least 14 calendar days’ prior notice of any general shareholders’ meeting and 21 days’ prior notice of an annual general meeting. Subject to the provisions of the Companies Act, our annual general meeting will be held at such time and place or places (any of which may be electronic facilities) as our board may determine. Our board may call a general meeting whenever it thinks fit, and must do so when required under the Companies Act. General meetings must be convened on such requisition, or in default may be convened by such requisitionists or by court order, as provided by the Companies Act.

Voting at any general meeting of shareholders is by a show of hands, unless a poll is demanded. A poll may be demanded by:

●	the chairman of the meeting;

●	at least five shareholders entitled to vote at the meeting;

●	any shareholder or shareholders representing in the aggregate not less than one-tenth of the total voting rights of all shareholders entitled to vote at the meeting; or

●	any shareholder or shareholders holding shares conferring a right to vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

In a vote by a show of hands, every shareholder who is present in person or by proxy at a general meeting has one vote. In a vote on a poll, every shareholder who is present in person or by proxy shall have one vote for every share of which they are registered as the holder (provided that no shareholder shall have more than one vote on a show of hands notwithstanding that he may have appointed more than one proxy to vote on his behalf). To the extent the Articles of Association provide for a vote by a show of hands in which each shareholder has one vote, this differs from U.S. law, under which each shareholder typically is entitled to one vote per share at all meetings.

Holders of ADSs are entitled to vote by supplying their voting instructions to Deutsche Bank Trust Company Americas, as depositary, who, subject to the terms of the deposit agreement, will vote the ordinary shares represented by their ADSs in accordance with their instructions. The ability of Deutsche Bank Trust Company Americas, as depositary, to carry out voting instructions may be limited by practical and legal limitations, the terms of the deposit agreement, the terms of our Articles of Association, and the terms of the ordinary shares on deposit. We cannot assure the holders of our ADSs that they will receive voting materials in time to enable them to return voting instructions to Deutsche Bank Trust Company Americas, as depositary, in a timely manner.

Unless otherwise required by law or the Articles of Association, voting in a general meeting is by ordinary resolution. An ordinary resolution is approved by a majority vote of the shareholders present at a meeting at which there is a quorum. Examples of matters that can be approved by an ordinary resolution include:

●	the election of directors;

●	the approval of financial statements;

●	the declaration of final dividends;

●	the appointment of auditors; and

●	the grant of authority to allot shares.

A special resolution requires the affirmative vote of not less than three-fourths of the eligible votes cast. Examples of matters that must be approved by a special resolution include changes to the Articles of Association, or our winding-up.

Limitation on Owning Securities

Our Articles of Association do not restrict in any way the ownership or voting of ordinary shares by non-residents. Furthermore, there is no general obligation for a shareholder of a U.K. company which is not listed in the U.K. to voluntarily disclose his shareholding unless required to do so by the Company. If the Company serves a demand on a person under section 793 of the Companies Act, that person will be required to disclose any interest he has in the shares of the Company.

Change in Control

We can issue additional shares with any rights or restrictions attached to them as long as the Company is not restricted by any rights attached to existing shares. These rights or restrictions can be decided by the directors so long as there is no conflict with any resolution passed by the shareholders. The ability of the directors to issue shares with rights or restrictions that are different than those attached to the currently outstanding ordinary shares could have the effect of delaying, deferring or preventing change of control of our Company.

In addition, our board of directors is divided into three classes for purposes of election. One class is elected at each annual general meeting to serve for a three-year term. Because this would restrict shareholders’ ability to replace the entire board at a single meeting, this provision could also have the effect of delaying, deferring or preventing a change in control of our Company.

We may be subject to the Takeover Code, if the Takeover Panel determines that we have our place of central management and control in the United Kingdom. Whilst the Takeover Panel has not informed us of any such determination, on account of the current constitution of our board, we believe that we are currently subject to the Takeover Code. If that is the case, now or in the future, then under Rule 9 of the Takeover Code, if a person: (a) acquires an interest in our shares which, when taken together with shares in which he or persons acting in concert with him are interested, carry 30% or more of the voting rights of our shares; or (b) who, together with persons acting in concert with him, is interested in shares that in the aggregate carry not less than 30% of our voting rights and does not hold shares carrying more than 50% of our voting rights, acquires additional interests in shares that increase the percentage of shares carrying voting rights in which that person is interested, the acquirer and, depending on the circumstances, its concert parties, will be required (except with the consent of the Takeover Panel) to make a cash offer for our outstanding shares at a price not less than the highest price paid for any interest in our shares by the acquirer or its concert parties during the previous 12 months.

Differences in Corporate Law between England and the State of Delaware

As a public limited company incorporated under the laws of England and Wales, the rights of our shareholders are governed by applicable English law, including the Companies Act, and not by the law of any U.S. state. As a result, our directors and shareholders are subject to different responsibilities, rights and privileges than are applicable to directors and shareholders of U.S. corporations. We have set below a summary of the differences between the provisions of the Companies Act applicable to us and the Delaware General Corporation Law relating to shareholders’ rights and protections. This summary is not intended to be a complete discussion of the respective rights and it is qualified in its entirety by reference to English law, Delaware law and our Articles of Association. Before investing, you should consult your legal advisor regarding the impact of English corporate law on your specific circumstances and reasons for investing. The summary below does not include a description of rights or obligations under the U.S. federal securities laws or Nasdaq listing requirements. You are also urged to carefully read the relevant provisions of the Delaware General Corporation Law and the Companies Act for a more complete understanding of the differences between Delaware and English law.

	Delaware	England

Number of Directors	Under Delaware law, a corporation must have at least one director and the number of directors shall be fixed by or in the manner provided in the bylaws, unless specified in the certificate of incorporation.	Under the Companies Act, a public limited company must have at least two directors and the number of directors may be fixed by or in the manner provided in a company’s articles of association.

Removal of Directors	Under Delaware law, directors may be removed from office, with or without cause, by a majority shareholder vote, except (a) in the case of a corporation whose board is classified, shareholders may effect such removal only for cause, unless otherwise provided in the certificate of incorporation, and (b) in the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against his or her removal would be sufficient to elect him or her if then cumulatively voted at an election of the entire board of directors, or, if there are classes of directors, at an election of the class of directors of which he or she is a part.	Under the Companies Act, shareholders may remove a director without cause by an ordinary resolution (which is passed by a simple majority of those voting in person or by proxy at a general meeting) irrespective of any provisions of any service contract the director has with the company, provided that 28 clear days’ notice of the resolution is given to the company and certain other procedural requirements under the Companies Act are followed (such as allowing the director to make representations against his or her removal at the meeting and/or in writing).

Vacancies on the Board of Directors	Under Delaware law, vacancies and newly created directorships may be filled by a majority of the directors then in office (even though less than a quorum) or by a sole remaining director unless otherwise provided in the certificate of incorporation or bylaws of the corporation.	Under English law, the procedure by which directors (other than a company’s initial directors) are appointed is generally set out in a company’s articles of association, provided that where two or more persons are appointed as directors of a public limited company by resolution of the shareholders, resolutions appointing each director must be voted on individually unless a resolution of the shareholders that such resolutions do not have to be voted on individually is first agreed to by the meeting without any vote being given against it.

Delaware	England

Annual General Meeting	Under Delaware law, the annual meeting of shareholders shall be held at such place, on such date and at such time as may be designated from time to time by the board of directors or as provided in the certificate of incorporation or by the bylaws.	Under the Companies Act, a public limited company must hold an annual general meeting each year. This meeting must be held within six months beginning with the day following the company’s accounting reference date.

General Meeting	Under Delaware law, special meetings of the shareholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.	Under the Companies Act, a general meeting of the shareholders of a public limited company may be called by the directors. Shareholders holding at least 5% of the paid-up capital (excluding any paid-up capital held as treasury shares) of the company carrying voting rights at general meetings can also require the directors to call a general meeting.

Notice of General Meetings	Under Delaware law, written notice of any meeting of the shareholders must be given to each shareholder entitled to vote at the meeting not less than ten nor more than 60 days before the date of the meeting and shall specify the place, date, hour and purpose or purposes of the meeting.

The Companies Act provides that a general meeting (other than an adjourned meeting) must be called by notice of:

●      in the case of an annual general meeting, at least 21 days; and

●      in any other case, at least 14 days.

The company’s articles of association may provide for a longer period of notice and, in addition, certain matters (such as the removal of directors or auditors) require special notice, which is 28 clear days’ notice. The shareholders of a company may in all cases consent to a shorter notice period, the proportion of shareholders’ consent required being 100% of those entitled to attend and vote in the case of an annual general meeting and, in the case of any other general meeting, a majority in number of the members having a right to attend and vote at the meeting, being a majority who together hold not less than 95% in nominal value of the shares giving a right to attend and vote at the meeting.

	Delaware	England

Quorum	The certificate of incorporation or bylaws may specify the number of shares, the holders of which shall be present or represented by proxy at any meeting in order to constitute a quorum, but in no event shall a quorum consist of less than 1/3 of the shares entitled to vote at the meeting. In the absence of such specification in the certificate of incorporation or bylaws, a majority of the shares entitled to vote, present in person or represented by proxy, shall constitute a quorum at a meeting of shareholders.	Subject to the provisions of a company’s articles of association, the Companies Act provides that two shareholders present at a meeting (in person or by proxy) shall constitute a quorum.

Proxy	Under Delaware law, at any meeting of shareholders, a shareholder may designate another person to act for such shareholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.	Under the Companies Act, at any meeting of shareholders, a shareholder may designate another person to attend, speak and vote at the meeting on their behalf by proxy (or, in the case of a shareholder which is a corporate body, may appoint a corporate representative).

Issue of New Shares	Under Delaware law, if the company’s certificate of incorporation so provides, the directors have the power to authorize additional stock. The directors may authorize capital stock to be issued for consideration consisting of cash, any tangible or intangible property or any benefit to the company or any combination thereof.

Under the Companies Act, the directors of a company must not exercise any power to allot shares or grant rights to subscribe for, or to convert any security into, shares unless they are authorized to do so by the company’s articles of association or by an ordinary resolution of the shareholders.

Any authorization given must state the maximum amount of shares that may be allotted under it and specify the date on which it will expire, which must be not more than five years from the date the authorization was given. The authority can be renewed by a further resolution of the shareholders.

	Delaware	England

Pre-emptive Rights	Under Delaware law, unless otherwise provided in a corporation’s certificate of incorporation, a stockholder does not, by operation of law, possess pre-emptive rights to subscribe to additional issuances of the corporation’s stock.	Under the Companies Act, “equity securities” (being (i) shares in the company other than shares that, with respect to dividends and capital, carry a right to participate only up to a specified amount in a distribution (“ordinary shares”) or (ii) rights to subscribe for, or to convert securities into, ordinary shares) proposed to be allotted for cash must be offered first to the existing equity shareholders in the company in proportion to the respective nominal value of their holdings, unless an exception applies or a special resolution to the contrary has been passed by shareholders in a general meeting or the articles of association provide otherwise in each case in accordance with the provisions of the Companies Act.

Liability of Directors and Officers

Under Delaware law, a corporation’s certificate of incorporation may include a provision eliminating or limiting the personal liability of a director to the corporation and its shareholders for monetary damages arising from a breach of fiduciary duty as a director. However, no provision can limit the liability of a director for:

●      any breach of the director’s duty of loyalty to the corporation or its shareholders;

●     acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

●     willful or negligent payment of unlawful dividends or stock purchases or redemptions; or

●     any transaction from which the director derives an improper personal benefit.

Under the Companies Act, any provision (whether contained in a company’s articles of association or any contract or otherwise) that purports to exempt a director of a company (to any extent) from any liability that would otherwise attach to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company is void.

Any provision by which a company directly or indirectly provides an indemnity (to any extent) for a director of the company or of an associated company against any liability attaching to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company of which he or she is a director is also void except as permitted by the Companies Act, which provides exceptions for the company to: (i) purchase and maintain insurance against such liability; (ii) provide a “qualifying third party indemnity” (being an indemnity against liability incurred by the director to a person other than the company or an associated company, which must not cover fines imposed in criminal proceedings, penalties imposed by regulatory bodies arising out of non-compliance with regulatory requirements, the defense costs of criminal proceedings where the director is found guilty, the defense costs of civil proceedings successfully brought against the director by the company or an associated company, or the costs of unsuccessful applications by the director for certain reliefs); and (iii) provide a “qualifying pension scheme indemnity” (being an indemnity against liability incurred in connection with the company’s activities as trustee of an occupational pension plan).

	Delaware	England

Voting Rights	Delaware law provides that, unless otherwise provided in the certificate of incorporation, each shareholder of record is entitled to one vote for each share of capital stock held by such shareholder.	Under English law, unless a poll is demanded by the shareholders of a company or is required by the Chairman of the meeting or the company’s articles of association, shareholders shall vote on all resolutions on a show of hands.

Under the Companies Act, a poll may be demanded by: (i) not fewer than five shareholders having the right to vote on the resolution; (ii) any shareholder(s) representing at least 10% of the total voting rights of all the shareholders having the right to vote on the resolution (excluding any voting rights attached to treasury shares); or (iii) any shareholder (s) holding shares in the company conferring a right to vote on the resolution being shares on which an aggregate sum has been paid up equal to not less than 10% of the total sum paid up on all the shares conferring that right. A company’s articles of association may provide more extensive rights for shareholders to call a poll.

Under English law, an ordinary resolution is passed on a show of hands if it is approved by a simple majority (more than 50%) of the votes cast by shareholders present (in person or by proxy) and entitled to vote. If a poll is demanded, an ordinary resolution is passed if it is approved by holders representing a simple majority of the total voting rights of shareholders present (in person or by proxy) who (being entitled to vote) vote on the resolution. Special resolutions require the affirmative vote of not less than 75% of the votes cast by shareholders present (in person or by proxy) at the meeting.

Variation of Class Rights	Under Delaware law, the holders of the outstanding shares of a class shall be entitled to vote as a class upon a proposed amendment, whether or not entitled to vote thereon by the certificate of incorporation, if the amendment would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely.

The Companies Act provides that rights attached to a class of shares may only be varied or abrogated in accordance with provision in the company’s articles for the variation or abrogation of those rights or, where the company’s articles contain no such provision, if the holders of shares of that class consent to the variation or abrogation. Consent for these purposes means:

●      consent in writing from the holders of at least 75% in nominal value of the issued shares of that class (excluding any shares held as treasury shares); or

●      a special resolution passed at a separate meeting of the holders of that class sanctioning the variation.

The Companies Act provides that the quorum for a class meeting is not less than two persons holding or representing by proxy at least one-third of the nominal value of the issued shares of that class. Following a variation of class rights, shareholders who amount to not less than 15% of the shareholders of the class in question who did not approve the variation may apply to court to have the variation cancelled. Any application must be made within 21 days of the variation. The court may cancel the variation if it is satisfied having regard to all the circumstances of the case that the variation would unfairly prejudice the shareholders of the class represented by the applicant.

Delaware	England

Shareholder Vote on Certain Transactions

Generally, under Delaware law, unless the certificate of incorporation provides for the vote of a larger portion of the stock, completion of a merger, consolidation, sale, lease or exchange of all or substantially all of a corporation’s assets or dissolution requires:

●      the approval of the board of directors; and

●     approval by the vote of the holders of a majority of the outstanding stock or, if the certificate of incorporation provides for more or less than one vote per share, a majority of the votes of the outstanding stock of a corporation entitled to vote on the matter.

Under Delaware law, a contract or transaction between the company and one or more of its directors or officers, or between the company and any other organization in which one or more of its directors or officers, are directors or officers, or have a financial interest, shall not be void solely for this reason, or solely because the director or officer participates in the meeting of the board which authorizes the contract or transaction, or solely because any such director’s or officer’s votes are counted for such purpose, if:

●     the material facts as to the director’s or officer’s relationship or interest and as to the contract or transaction are disclosed or are known to the board, and the board in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum;

●     the material facts as to the director’s or officer’s relationship or interest and as to the contract or transaction are disclosed or are known to the shareholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the shareholders; or

 ●    the contract or transaction is fair as to the corporation as of the time it is authorized, approved or ratified, by the board of directors, a committee or the shareholders.

The Companies Act provides for schemes of arrangement, which are arrangements or compromises between a company and any class of shareholders or creditors that may be used in certain types of reconstructions, amalgamations, capital reorganizations or takeovers. These arrangements require:

●     the approval at a shareholders’ or creditors’ meeting convened by order of the court, of a majority in number of shareholders or creditors representing 75% in value of the capital held by, or debt owed to, the class of shareholders or creditors, or class thereof present and voting, either in person or by proxy; and

●      the approval of the court.

Once approved, sanctioned and effective, all shareholders or creditors of the relevant class and the company are bound by the terms of the scheme.

In addition, the Companies Act provides for restructuring plans, which may be used by a company only for the purpose of reducing or mitigating the effects of financial difficulties it is encountering that may affect its ability to carry on business as a going concern. These plans are similar to schemes of arrangement, but: the only shareholder or creditor approval required is that of shareholders or creditors representing 75% in value of the capital held by, or debt owed to, the members present and voting of one class of shareholders or creditors that would have a genuine economic interest in the company if the plan were not approved; and if that approval is obtained, members of any other class of shareholders or creditors will be bound by the restructuring plan if they will not as a result be worse off than if the plan were not approved and the court grants its approval.

The Companies Act also contains certain provisions relating to transactions between a director and the company, including transactions involving the acquisition of substantial non-cash assets from a director or the sale of substantial noncash assets to a director, and loans between a company and a director or certain connected persons of directors. If such transactions meet certain thresholds set out within the Companies Act the approval of shareholders by ordinary resolution will be required.

	Delaware	England

Standard of Conduct for Directors	Delaware law does not contain specific provisions setting forth the standard of conduct of a director. The scope of the fiduciary duties of directors is generally determined by the courts of the State of Delaware. In general, directors have a duty to act without self-interest, on a well-informed basis and in a manner they reasonably believe to be in the best interest of the shareholders. Directors of a Delaware corporation owe fiduciary duties of care and loyalty to the corporation and to its shareholders. The duty of care generally requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself or herself of all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. The director must not use his or her corporate position for personal gain or advantage. In addition, under Delaware law, when the board of directors of a Delaware corporation approves the sale or break-up of a corporation, the board of directors may, in certain circumstances, have a duty to obtain the highest value reasonably available to the shareholders.

Under English law, a director owes various statutory and fiduciary duties to the company, including:

●      to act in the way he or she considers, in good faith, would be most likely to promote the success of the company for the benefit of its shareholders as a whole;

●      to avoid a situation in which he or she has, or can have, a direct or indirect interest that conflicts, or possibly may conflict, with the interests of the company;

●     to act in accordance with the company’s constitution and only exercise his or her powers for the purposes for which they are conferred;

●      to exercise independent judgment;

●     to exercise reasonable care, skill and diligence;

●     not to accept benefits from a third party conferred by reason of his or her being a director or doing (or not doing) anything as a director; and

●     to declare any interest that he or she has, whether directly or indirectly, in a proposed or existing transaction or arrangement with the company.

Shareholder Suits

Under Delaware law, a shareholder may initiate a derivative action to enforce a right of a corporation if the corporation fails to enforce the right itself. The complaint must:

●      state that the plaintiff was a shareholder at the time of the transaction of which the plaintiff complains or that the plaintiff’s shares thereafter devolved on the plaintiff by operation of law;

●      allege with particularity the efforts made by the plaintiff to obtain the action the plaintiff desires from the directors and the reasons for the plaintiff’s failure to obtain the action; or

●      state the reasons for not making the effort. Additionally, the plaintiff must remain a shareholder through the duration of the derivative suit.

Under English law, generally, the company, rather than its shareholders, is the proper claimant in an action in respect of a wrong done to the company or where there is an irregularity in the company’s internal management. Notwithstanding this general position, the Companies Act provides that (i) a court may allow a shareholder to bring a derivative claim (that is, an action in respect of and on behalf of the company) in respect of a cause of action arising from a director’s negligence, default, breach of duty or breach of trust, subject to complying with the procedural requirements under the Companies Act and (ii) a shareholder may bring a claim for a court order where the company’s affairs have been or are being conducted in a manner that is unfairly prejudicial to some or all of its shareholders.

Other U.K. Law Considerations

Squeeze-Out

Under the Companies Act, if a takeover offer (as defined in Section 974 of the Companies Act) is made for the shares of a company and the offeror were to acquire, or unconditionally contract to acquire: (i) not less than 90% in value of the shares to which the takeover offer relates (the “Takeover Offer Shares”); and (ii) where those shares are voting shares, not less than 90% of the voting rights attached to the Takeover Offer Shares, the offeror could acquire compulsorily the remaining 10% within three months of the day after the last day on which its offer can be accepted. It would do so by sending a notice to outstanding shareholders telling them that it will acquire compulsorily their Takeover Offer Shares and then, six weeks later, it would execute a transfer of the outstanding Takeover Offer Shares in its favor and pay the consideration to the company, which would hold the consideration on trust for outstanding shareholders. The consideration offered to the shareholders whose Takeover Offer Shares are acquired compulsorily under the Companies Act must, in general, be the same as the consideration that was available under the takeover offer.

Sell-Out

The Companies Act also gives minority shareholders a right to be bought out in certain circumstances by an offeror who has made a takeover offer (as defined in Section 974 of the Companies Act). If a takeover offer related to all the shares of a company and, at any time before the end of the period within which the offer could be accepted, the offeror held or had agreed to acquire not less than 90% of the shares to which the offer relates, any holder of the shares to which the offer related who had not accepted the offer could by a written communication to the offeror require it to acquire those shares. The offeror is required to give any shareholder notice of his or her right to be bought out within one month of that right arising. The offeror may impose a time limit on the rights of the minority shareholders to be bought out, but that period cannot end less than three months after the end of the acceptance period. If a shareholder exercises his or her rights, the offeror is bound to acquire those shares on the terms of the offer or on such other terms as may be agreed.

Disclosure of Interest in Shares

Pursuant to Part 22 of the Companies Act, a company is empowered by notice in writing to require any person whom the company knows to be, or has reasonable cause to believe to be, interested in the company’s shares or at any time during the three years immediately preceding the date on which the notice is issued to have been so interested, within a reasonable time to disclose to the company details of that person’s interest and (so far as is within such person’s knowledge) details of any other interest that subsists or subsisted in those shares. If a shareholder defaults in supplying the company with the required details in relation to the shares in question, or the Default Shares, the shareholder shall not be entitled to vote or exercise any other right conferred by membership in relation to general meetings. Where the Default Shares represent 0.25% or more of the issued shares of the class in question, in certain circumstances the directors may direct that:

(i)	any dividend or other money payable in respect of the Default Shares shall be retained by the company without any liability to pay interest on it when such dividend or other money is finally paid to the shareholder; and/or

(ii)	no transfer by the relevant shareholder of shares (other than a transfer approved in accordance with the provisions of the company’s articles of association) may be registered (unless such shareholder is not in default and the transfer does not relate to Default Shares).

Dividends

Under English law, before a company can lawfully make a distribution, it must ensure that it has sufficient distributable reserves. A company’s distributable reserves are its accumulated, realized profits, so far as not previously utilized by distribution or capitalization, less its accumulated, realized losses, so far as not previously written off in a reduction or reorganization of capital duly made. In addition to having sufficient distributable reserves, a public company will not be permitted to make a distribution if, at the time, the amount of its net assets (that is, the aggregate of the company’s assets less the aggregate of its liabilities) is less than the aggregate of its issued and paid-up share capital and undistributable reserves, or if the distribution would result in the amount of its net assets being less than that aggregate.

Purchase of Own Shares

Under English law, a public limited company may purchase its own shares only out of the distributable profits of the company or the proceeds of a new issue of shares made for the purpose of financing the purchase, provided that it is not restricted from doing so by its articles. A public limited company may not purchase its own shares if as a result of the purchase there would no longer be any issued shares of the company other than redeemable shares or shares held as treasury shares. Shares must be fully paid in order to be repurchased.

In addition to the foregoing, because Nasdaq is not a “recognized investment exchange” under the Companies Act, a company may purchase its own fully paid shares only pursuant to a purchase contract authorized by ordinary resolution of the holders of its ordinary shares before the purchase takes place. Any authority will not be effective if any shareholder from whom the company proposes to purchase shares votes on the resolution and the resolution would not have been passed if such shareholder had not done so. The resolution authorizing the purchase must specify a date, not being later than five years after the passing of the resolution, on which the authority to purchase is to expire.

A share buy-back by a company of its ordinary shares will give rise to U.K. stamp duty at the rate of 0.5% of the amount or value of the consideration payable by the company, and such stamp duty will be paid by the company. Our Articles of Association do not have conditions governing changes in our capital which are more stringent than those required by law.

Statutory Pre-Emption Rights

Under English law, a company must not allot equity securities to a person on any terms unless the following conditions are satisfied:

(i)	it has made an offer to each person who holds ordinary shares in the company to allot to them on the same or more favorable terms a proportion of those securities that is as nearly as practicable equal to the proportion in nominal value held by them of the ordinary share capital of the company; and

(ii)	the period during which any such offer may be accepted has expired or the company has received notice of the acceptance or refusal of every offer so made.

For these purposes “equity securities” means ordinary shares in the company or rights to subscribe for, or to convert securities into, ordinary shares in the company. “Ordinary shares” means shares other than shares that, with respect to dividends and capital, carry a right to participate only up to a specified amount in a distribution. The statutory pre-emption rights are subject to certain exceptions, including the issue of ordinary shares for non-cash consideration, an allotment of bonus shares and the allotment of equity securities pursuant to an employees’ share scheme. The statutory pre-emption rights may also be disapplied by a resolution approved by 75% of the shareholders who vote on it.

U.K. City Code on Takeovers and Mergers

The U.K. City Code on Takeovers and Mergers, or the Takeover Code, applies, among other things, to an offer for a public company whose registered office is in the United Kingdom and whose securities are not admitted to trading on a regulated market in the United Kingdom if the company is considered by the Panel on Takeovers and Mergers, or the Takeover Panel, to have its place of central management and control in the United Kingdom. This is known as the “residency test.” The test for central management and control under the Takeover Code is different from that used by the U.K. tax authorities. Under the Takeover Code, the Takeover Panel will determine whether we have our place of central management and control in the United Kingdom by looking at various factors, including the structure of our board of directors, the functions of the directors and where they are resident. Whilst the Takeover Panel has not informed us of any such determination, on account of the current constitution of our board, we believe that we are currently subject to the Takeover Code.

If at the time of a takeover offer the Takeover Panel determines that we have our place of central management and control in the United Kingdom, we will be subject to a number of rules and restrictions, including but not limited to the following: (1) our ability to enter into deal protection arrangements with a bidder will be extremely limited; (2) we may not, without the approval of our shareholders, be able to perform certain actions that could have the effect of frustrating an offer, such as issuing shares or carrying out acquisitions or disposals; and (3) we will be obliged to provide equality of information to all bona fide competing bidders.

Further, the Takeover Code contains certain rules in respect of mandatory offers. Under Rule 9 of the Takeover Code, if a person: (a) acquires an interest in our shares which, when taken together with shares in which he or persons acting in concert with him are interested, carry 30% or more of our voting rights; or (b) who, together with persons acting in concert with him, is interested in shares that in the aggregate carry not less than 30% of our voting rights and does not hold shares carrying more than 50% of our voting rights, acquires additional interests in shares that increase the percentage of shares carrying voting rights in which that person is interested, the acquirer and, depending on the circumstances, its concert parties, will be required (except with the consent of the Takeover Panel) to make a cash offer for our outstanding shares at a price not less than the highest price paid for any interest in our shares by the acquirer or its concert parties during the previous 12 months.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

Deutsche Bank Trust Company Americas, as depositary, will register and deliver the ADSs. Each ADS will represent ownership of 2,000 ordinary shares deposited with Deutsche Bank AG, London Branch with principal office at Winchester House, 1 Great Winchester Street, London EC2N 2DB, U.K., as custodian for the depositary. Each ADS will also represent ownership of any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at 1 Columbus Circle, New York, NY 10019, USA. The principal executive office of the depositary is located at 1 Columbus Circle, New York, NY 10019, USA.

The Direct Registration System, or DRS, is a system administered by The Depository Trust Company, or DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto.

We will not treat ADS holders as our shareholders and accordingly, you, as an ADS holder, will not have shareholder rights. English law governs shareholder rights. The depositary or its custodian will be the holder of the ordinary shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and the beneficial owners of ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. The laws of the State of New York govern the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of American Depositary Receipt.

Holding the ADSs

How will you hold your ADSs?

You may hold ADSs either (1) directly (a) by having an American Depositary Receipt, or ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (b) by holding ADSs in the DRS, or (2) indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADS holder. This description assumes you hold your ADSs directly. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay to ADS holders the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities, after deducting its fees and expenses. The holder of ADSs will receive these distributions in proportion to the number of ordinary shares their ADSs represent as of the record date (which will be as close as practicable to the record date for our ordinary shares) set by the depositary with respect to the ADSs.

●	Cash. The depositary will convert any cash dividend or other cash distribution we pay on the ordinary shares or any net proceeds from the sale of any ordinary shares, rights, securities or other entitlements into U.S. dollars if it can do so on a reasonable basis, and can transfer the U.S. dollars to the United States. If that is not possible or lawful or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

●	Before making a distribution, any taxes or other governmental charges, together with fees and expenses of the depositary, that must be paid, will be deducted. See “Taxation.” It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

●	Shares. The depositary may distribute additional ADSs representing any ordinary shares we distribute as a dividend or free distribution to the extent reasonably practicable and permissible under law. The depositary will only distribute whole ADSs. It will try to sell ordinary shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new ordinary shares. The depositary may sell a portion of the distributed ordinary shares sufficient to pay its fees and expenses in connection with that distribution.

●	Elective Distributions in Cash or Shares. If we offer holders of our ordinary shares the option to receive dividends in either cash or shares, the depositary, after consultation with us and having received timely notice as described in the deposit agreement of such elective distribution by us, has discretion to determine to what extent such elective distribution will be made available to ADS holders. We must first instruct the depositary to make such elective distribution available to ADS holders and furnish it with satisfactory evidence that it is legal to do so. The depositary could decide it is not legal or reasonably practical to make such elective distribution available to ADS holders, or it could decide that it is only legal or reasonably practical to make such elective distribution available to some but not all holders of the ADSs. In such case, the depositary shall, on the basis of the same determination as is made in respect of the ordinary shares for which no election is made, distribute either cash in the same way as it does in a cash distribution, or additional ADSs representing ordinary shares in the same way as it does in a share distribution. The depositary is not obligated to make available to ADS holders a method to receive the elective dividend in shares rather than in ADSs. There can be no assurance that ADS holders will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of ordinary shares.

●	Rights to Purchase Additional Shares. If we offer holders of our ordinary shares any rights to subscribe for additional shares or any other rights, the depositary may after consultation with us and having received timely notice as described in the deposit agreement of such distribution by us, make these rights available to ADS holders. We must first instruct the depositary to make such rights available to ADS holders and furnish the depositary with satisfactory evidence that it is legal to do so. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the net proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, ADS holders will receive no value for them. If the depositary makes rights available to ADS holders, it will exercise the rights and purchase the shares on ADS holders’ behalf. The depositary will then deposit the shares and deliver ADSs to ADS holders. It will only exercise rights if ADS holders pay it the exercise price and any other charges the rights require that ADS holders to pay. U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, ADS holders may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

●	Other Distributions. Subject to receipt of timely notice from us with the request to make any such distribution available to ADS holders, and provided the depositary has determined such distribution is lawful and reasonably practicable and feasible and in accordance with the terms of the deposit agreement, the depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice: it may decide to sell what we distributed and distribute the net proceeds in the same way as it does with cash; or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution.

●	The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that ADS holders may not receive the distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to ADS holders.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if an ADS holders or its broker deposit ordinary shares or evidence of rights to receive ordinary shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names the ADS holder requests and will deliver the ADSs to or upon the order of the person or persons entitled thereto.

How do ADS holders cancel an American Depositary Share?

You may turn in your ADSs at the depositary’s corporate trust office or by providing appropriate instructions to your broker. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the ordinary shares and any other deposited securities underlying the ADSs to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, if feasible.

The depositary may refuse to accept for surrender ADSs only in the case of (i) temporary delays caused by closing our transfer books or those of the depositary or the deposit of our ordinary shares in connection with voting at a shareholders’ meeting or the payment of dividends, (ii) the payment of fees, taxes and similar charges and (iii) compliance with any laws or governmental regulations relating to depositary receipts or to the withdrawal of deposited securities. Subject thereto, in the case of surrender of a number of ADSs representing other than a whole number of our ordinary shares, the depositary will cause ownership of the appropriate whole number of our ordinary shares to be delivered in accordance with the terms of the deposit agreement and will, at the discretion of the depositary, either (i) issue and deliver to the person surrendering such ADSs a new ADS representing any remaining fractional Ordinary Share or (ii) sell or cause to be sold the fractional ordinary shares represented by the ADSs surrendered and remit the proceeds of such sale (net of applicable fees and charges of, and expenses incurred by, the depositary and taxes and/or governmental charges) to the person surrendering the ADS.

How do ADS holders interchange between Certificated ADSs and Uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send you a statement confirming that you are the owner of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to you an ADR evidencing those ADSs.

Voting Rights

How do you vote?

As an ADS holder, you may instruct the depositary to vote the deposited securities. Otherwise, you could exercise your right to vote directly if you withdraw the ordinary shares your ADSs represent. However, you may not know about the meeting enough in advance to withdraw the ordinary shares.

If we ask for your instructions and upon timely notice from us as described in the deposit agreement, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. The materials will (1) describe the matters to be voted on and (2) explain how you may instruct the depositary to vote the ordinary shares or other deposited securities underlying your ADSs as you direct. Voting instructions may be given only by mail and in respect of a number of ADSs representing an integral number of our ordinary shares or other deposited securities. For instructions to be valid, the depositary must receive them on or before the date specified. The depositary will try, as far as practical, subject to the laws of the United Kingdom and the provisions of our constitutive documents, to vote or to have its agents vote the ordinary shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the ordinary shares underlying your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and you may have no recourse if the ordinary shares underlying your ADSs are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we are required to give the depositary 30 days’ advance notice of any such meeting and details concerning the matters to be voted upon sufficiently in advance of the meeting date, and the depositary will mail you a notice.

Fees and Charges

As a holder of American Depositary Shares, or ADSs, you will be required to pay the following service fees to the depositary bank:

Service:	Fee:
Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property	Up to $0.05 per ADS issued

Cancellation of ADSs, including in the case of termination of the deposit agreement	Up to $0.05 per ADS cancelled

Distribution of cash dividends or other cash distributions	Up to $0.02 per ADS held

Distribution of ADSs pursuant to share dividends, free share distributions or exercise of rights	Up to $0.05 per ADS held

Operation and maintenance costs in administering the ADSs	An annual fee of $0.02 per ADS held

Inspections of the relevant share register maintained by the local registrar and/or performing due diligence on the central securities depository for England and Wales	An annual fee of $0.01 per ADS held (such fee to be assessed against holders of record as at the date or dates set by the depositary as it sees fit and collected at the sole discretion of the depositary by billing such holders for such fee or by deducting such fee from one or more cash dividends or other cash distributions)

As an ADS holder, you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as:

●	Taxes (including applicable interest and penalties) and other governmental charges.

●	Such registration fees as may from time to time be in effect for the registration of ordinary shares or other deposited securities with the foreign registrar and applicable to transfers of ordinary shares or other deposited securities to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively.

●	Expenses for cable, telex and fax transmissions and for delivery of securities.

●	Expenses and charges incurred by the Depositary in the conversion of foreign currency.

●	Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit, including any fees of a central depository for securities in the local market, where applicable.

●	Fees and expenses incurred in connection with complying with exchange control regulations and any other regulatory requirements that are not currently applicable but may arise or become applicable to ordinary shares, deposited securities, ADSs and ADRs.

●	Any applicable fees and penalties thereon.

The depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed or by selling a portion of distributable property to pay the fees. In the case of distributions other than cash (i.e., share dividends, rights, etc.), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time.

Payment of Taxes

As an ADS holder, you will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any net proceeds, or send to you any property, remaining after it has paid the taxes. You agree to indemnify us, the depositary, the custodian and each of our and their respective agents, directors, employees and affiliates for, and hold each of them harmless from, any claims with respect to taxes (including applicable interest and penalties thereon) arising from any tax benefit obtained for you.

Reclassifications, Recapitalizations and Mergers

If we:	Then:

Change the nominal or par value of our ordinary shares	The cash, shares or other securities received by the depositary will become deposited securities.

Reclassify, split up or consolidate any of the deposited securities	Each ADS will automatically represent its equal share of the new deposited securities.

Distribute securities on the ordinary shares that are not distributed to you or recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action	The depositary may distribute some or all of the cash, shares or other securities it received. It may also deliver new ADSs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the form of ADR without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, including expenses incurred in connection with foreign exchange control regulations and other charges specifically payable by ADS holders under the deposit agreement, or materially prejudices a substantial existing right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement if we ask it to do so, in which case the depositary will give notice to you at least 90 days prior to termination. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign and we have not appointed a new depositary within 90 days. In such case, the depositary must notify you at least 30 days before termination.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property and deliver ordinary shares and other deposited securities upon cancellation of ADSs after payment of any fees, charges, taxes or other governmental charges. Six months or more after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination, our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Books of Depositary

The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

The depositary will maintain facilities in New York to record and process the issuance, cancellation, combination, split-up and transfer of ADRs.

These facilities may be closed from time to time, to the extent not prohibited by law or if any such action is deemed necessary or advisable by the depositary or us, in good faith, at any time or from time to time because of any requirement of law, any government or governmental body or commission or any securities exchange on which the ADRs or ADSs are listed, or under any provision of the deposit agreement or provisions of, or governing, the deposited securities, or any meeting of our shareholders or for any other reason.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

●	are only obligated to take the actions specifically set forth in the deposit agreement without gross negligence or willful misconduct;

●	are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement, including, without limitation, requirements of any present or future law, regulation, governmental or regulatory authority or share exchange of any applicable jurisdiction, any present or future provisions of our memorandum and articles of association, on account of possible civil or criminal penalties or restraint, any provisions of or governing the deposited securities or any act of God, war or other circumstances beyond our control as set forth in the deposit agreement;

●	are not liable if either of us exercises, or fails to exercise, discretion permitted under the deposit agreement;

●	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other party;

●	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party;

●	disclaim any liability for any action/inaction in reliance on the advice or information of legal counsel, accountants, any person presenting ordinary shares for deposit, holders and beneficial owners (or authorized representatives) of ADSs, or any person believed in good faith to be competent to give such advice or information;

●	disclaim any liability for inability of any holder to benefit from any distribution, offering, right or other benefit made available to holders of deposited securities but not made available to holders of ADSs; and

●	disclaim any liability for any indirect, special, punitive or consequential damages.

The depositary and any of its agents also disclaim any liability for any failure to carry out any instructions to vote, the manner in which any vote is cast or the effect of any vote or failure to determine that any distribution or action may be lawful or reasonably practicable or for allowing any rights to lapse in accordance with the provisions of the deposit agreement, the failure or timeliness of any notice from us, the content of any information submitted to it by us for distribution to you or for any inaccuracy of any translation thereof, any investment risk associated with the acquisition of an interest in the deposited securities, the validity or worth of the deposited securities, the credit-worthiness of any third party, or for any tax consequences that may result from ownership of ADSs, ordinary shares or deposited securities.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will issue, deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of ordinary shares, the depositary may require:

●	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any ordinary shares or other deposited securities and payment of the applicable fees, expenses and charges of the depositary;

●	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

●	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to issue and deliver ADSs or register transfers of ADSs generally when the register of the depositary or our transfer books are closed or at any time if the depositary or we think it is necessary or advisable to do so.

Your Right to Receive the Shares Underlying Your ADSs

You have the right to cancel your ADSs and withdraw the underlying ordinary shares at any time except:

●	when temporary delays arise because: (1) the depositary has closed its transfer books or we have closed our transfer books; (2) the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting; or (3) we are paying a dividend on our ordinary shares;

●	when you owe money to pay fees, taxes and similar charges; or

●	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying ordinary shares. This is called a pre-release of the ADSs. The depositary may also deliver ordinary shares upon cancellation of pre-released ADSs (even if the ADSs are cancelled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying ordinary shares are delivered to the depositary. The depositary may receive ADSs instead of ordinary shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer (a) owns the ordinary shares or ADSs to be deposited, (b) assigns all beneficial rights, title and interest in such ordinary shares or ADSs to the depositary for the benefit of the owners, (c) will not take any action with respect to such ordinary shares or ADSs that is inconsistent with the transfer of beneficial ownership, (d) indicates the depositary as owner of such ordinary shares or ADSs in its records, and (e) unconditionally guarantees to deliver such ordinary shares or ADSs to the depositary or the custodian, as the case may be; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days’ notice. Each pre-release is subject to further indemnities and credit regulations as the depositary considers appropriate. In addition, the depositary will normally limit the number of ADSs that may be outstanding at any time as a result of pre-release to 30% of the aggregate number of ADSs then outstanding, although the depositary, in its sole discretion, may disregard the limit from time to time, if it thinks it is appropriate to do so, including (1) due to a decrease in the aggregate number of ADSs outstanding that causes existing pre-release transactions to temporarily exceed the limit stated above or (2) where otherwise required by market conditions. The depositary may also set limits with respect to the number of ADSs and Shares involved in pre- release transactions with any one person on a case-by-case basis as it deems appropriate.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of an ADS holder, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register such transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not verify, determine or otherwise ascertain that the DTC participant which is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on, and compliance with, instructions received by the depositary through the DRS/Profile System and in accordance with the deposit agreement, shall not constitute negligence or bad faith on the part of the depositary.

Description of the Warrants

The following is a brief summary of the warrants and placement agent warrants issued in connection with the July 2019 Financing and is subject in all respects to the provisions contained in the warrants, the form filed as an exhibit to our Current Report on Form 6-K dated July 2, 2019 and the placement agent warrants, the form filed as an exhibit to the registration statement, of which this prospectus forms a part. Unless otherwise stated, references to warrants in this section include the placement agent warrants.

Exercisability. Holders of the warrants may exercise the warrants immediately following issuance until close of business on July 3, 2024, subject to the beneficial ownership limitation described below, except that the placement agent warrants expire on June 28, 2024. The holder shall deliver the aggregate exercise price for the ADSs specified in the exercise notice within two trading days following the date of exercise (subject to the ‘cashless exercise’ arrangements described below).

Cashless Exercise. If, more than six months after the date of issuance of the warrants, there is no effective registration statement registering, or no current prospectus available for, the resale of the warrant ADSs, the holder may exercise the warrant, in whole or in part, on a cashless basis. When exercised on a ‘cashless’ basis, the holder will receive a lower number of ADSs than would ordinarily be issuable upon such exercise and will in return pay a reduced exercise price, equal to the nominal value of an ADS (i.e., $0.0001) per ADS actually issued.

Exercise Price. The exercise price of each warrant is $60.00 per ADS (subject to the ‘cashless exercise’ arrangements described above) and is subject to adjustment as described below except that the placement agent warrants are exercisable at $57.00 per ADS.

Call Option. The warrants are callable by us in certain circumstances. Subject to certain exceptions, in the event that the warrants are outstanding, if, after the closing date, (i) the volume weighted average price of our common stock for each of 10 consecutive trading days, or the Measurement Period, which Measurement Period commences on the closing date, exceeds $4.50 (subject to adjustment for forward and reverse stock splits, recapitalizations, stock dividends and similar transactions after the initial exercise date), (ii) the average daily trading volume for such Measurement Period exceeds $100,000 per trading day and (iii) certain other equity conditions are met, and subject to the beneficial ownership limitation, then we may, within one trading day of the end of such Measurement Period, upon notice, or a Call Notice, call for cancellation of all or any portion of the warrants for which a notice of exercise has not yet been delivered, or a Call, for consideration equal to $0.001 per warrant share. Any portion of a warrant subject to such Call Notice for which a notice of exercise shall not have been received by the Call Date (as hereinafter defined) will be canceled at 6:30 p.m. (New York City time) on the tenth trading day after the date the Call Notice is sent by the Company (such date and time, the Call Date). Our right to call the warrants shall be exercised ratably among the holders based on the then outstanding warrants.

Beneficial Ownership Limitation. A holder shall have no right to exercise any portion of a warrant, to the extent that, after giving effect to such exercise, such holder, together with such holder’s affiliates, and any persons acting as a group together with such holder or any such affiliate, would beneficially own in excess of, at the initial option of the holder thereof, 9.99% (in the case of the placement agent warrants, 4.99%) of the number of ordinary shares outstanding immediately after giving effect to the issuance of the ordinary shares underlying the ADSs upon such exercise. The holder of the warrant, upon notice to us, may increase or decrease the beneficial ownership limitation to a percentage not to exceed 9.99% (in the case of the placement agent warrants, 4.99%), provided that any increase in the beneficial ownership limitation shall not be effective until 61 days following notice to us. Beneficial ownership of the holder and its affiliates will be determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

Stock dividends and stock splits. If we pay a stock dividend or otherwise make a distribution payable in ADSs or ordinary shares on ADSs, ordinary shares or any other equity or equivalent securities, subdivide or combine outstanding ADSs or ordinary shares, or redesignate other securities as ADSs or ordinary shares, or issue ADSs or ordinary shares by way of capitalization of profits or reserves, the exercise price of each warrant (except for ‘cashless exercise’) will be adjusted by multiplying the then exercise price by a fraction, the numerator of which shall be the number of ADSs or ordinary shares (excluding treasury shares, if any) outstanding immediately before such event, and the denominator of which shall be the number of ADSs outstanding immediately after such event.

We have undertaken not to do anything which would require an adjustment of the exercise price to less than the nominal value of an ADS.

Rights Offerings; pro rata distributions. If we issue ADS or ordinary share equivalents or rights to purchase ADSs, ordinary shares, warrants, securities or other property pro rata to holders of ADSs or ordinary shares, a holder of a warrant will be entitled to acquire, subject to the beneficial ownership limitation described above, such securities or property that such holder could have acquired if such holder had held the number of ADSs or ordinary shares issuable upon complete exercise of the warrant immediately prior to the date a record is taken for such issuance. If we declare or make any dividend or other distribution of assets or rights to acquire assets to holders of ADSs or ordinary shares, a holder of a warrant will be entitled to participate, subject to the beneficial ownership limitation, in such distribution to the same extent that the holder would have participated therein if the holder had held the number of warrant shares issuable upon full exercise of the warrant.

Fundamental Transaction. If we effect a fundament transaction, including, among other things, a merger, sale of substantially of our assets, tender offer, exchange offer and other business combination transactions, then upon any subsequent exercise of a warrant, the holder thereof shall have the right to receive, for each ADS or ordinary share that would have been issuable upon such exercise immediately prior to the occurrence of such fundamental transaction, the number of shares of the successor’s or acquiring corporation’s securities, if it is the surviving corporation, and any additional consideration receivable as a result of such fundamental transaction by a holder of the number of ADSs or ordinary shares for which the warrant is exercisable immediately prior to such fundamental transaction.

Transferability. Each warrant and all rights thereunder are transferable, in whole or in part, upon surrender of the warrant, together with a written assignment of the warrant subject to applicable securities laws. We do not intend to apply for listing of the warrants on any securities exchange or other trading system.

No Rights as Stockholder Until Exercise. Except as set forth in the warrants, the holders of the warrants do not have any voting rights, dividends or other rights as a holder of our capital stock until they exercise the warrants.

PLAN OF DISTRIBUTION

We are registering the ordinary shares represented by ADSs issuable upon exercise of the warrants and placement agent warrants issued in the Private Placement to permit the resale of these ordinary shares represented by ADSs by the holders of these warrants from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling shareholders of the ordinary shares represented by ADSs other than proceeds from the cash exercise of the warrants and placement agent warrants. We will bear all fees and expenses incident to our obligation to register the ordinary shares represented by ADSs.

The selling shareholders may sell all or a portion of the ordinary shares represented by ADSs beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the ordinary shares represented by ADSs are sold through underwriters or broker-dealers, the selling shareholders will be responsible for underwriting discounts or commissions or agent’s commissions. The ordinary shares represented by ADSs may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

●	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

●	in the over-the-counter market;

●	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

●	through the writing of options, whether such options are listed on an options exchange or otherwise;

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	short sales;

●	sales pursuant to Rule 144;

●	broker-dealers may agree with the selling security holders to sell a specified number of such shares at a stipulated price per share;

●	a combination of any such methods of sale; and

●	any other method permitted pursuant to applicable law.

If the selling shareholders effect such transactions by selling ordinary shares represented by ADSs to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling shareholders or commissions from purchasers of the ordinary shares represented by ADSs for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of ordinary shares represented by ADSs or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the ordinary shares represented by ADSs in the course of hedging in positions they assume. The selling shareholders may also sell ordinary shares represented by ADSs short and deliver ordinary shares represented by ADSs covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling shareholders may also loan or pledge ordinary shares represented by ADSs to broker-dealers that in turn may sell such shares.

The selling shareholders may pledge or grant a security interest in some or all of the warrants, placement agent warrants or ADSs owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the ordinary shares represented by ADSs from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus. The selling shareholders also may transfer and donate the ordinary shares represented by ADSs in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling shareholders and any broker-dealer participating in the distribution of the ordinary shares represented by ADSs may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the ordinary shares represented by ADSs is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of ordinary shares represented by ADSs being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling shareholders and any discounts, commissions or concessions allowed or reallowed or paid to broker- dealers.

Under the securities laws of some states ordinary shares represented by ADSs may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states ordinary shares represented by ADSs may not be sold unless such ordinary shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling shareholder will sell any or all of the ordinary shares represented by ADSs registered pursuant to the registration statement, of which this prospectus forms a part.

The selling shareholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the ordinary shares represented by ADSs by the selling shareholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the ordinary shares represented by ADSs to engage in market-making activities with respect to the ordinary shares represented by ADSs. All of the foregoing may affect the marketability of the ordinary shares represented by ADSs and the ability of any person or entity to engage in market-making activities with respect to the ordinary shares represented by ADSs.

We will pay all expenses of the registration of the ordinary shares represented by ADSs, estimated to be $45,000 in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that a selling shareholder will pay all underwriting discounts and selling commissions, if any.

Once sold under the registration statement, of which this prospectus forms a part, the ordinary shares represented by ADSs will be freely tradable in the hands of persons other than our affiliates.

LEGAL MATTERS

The validity of the ordinary shares represented by ADSs and certain other matters as to English law have been passed upon for us by McDermott Will & Emery UK LLP, London, England.

EXPERTS

The consolidated financial statements of Akari Therapeutics, Plc as of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022 incorporated by reference in this Prospectus have been so incorporated in reliance on the report of BDO USA, P.C., an independent registered public accounting firm, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting. The report on the consolidated financial statements contains an explanatory paragraph regarding the Company's ability to continue as a going concern.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1, including amendments and relevant exhibits and schedules, under the Securities Act covering the ordinary shares represented by ADSs to be sold in this offering. This prospectus, which constitutes a part of the registration statement, summarizes material provisions of contracts and other documents that we refer to in the prospectus. Since this prospectus does not contain all of the information contained in the registration statement, you should read the registration statement and its exhibits and schedules for further information with respect to us and our ordinary shares and the ADSs. Our SEC filings, including the registration statement, are also available to you on the SEC’s Web site at http://www.sec.gov.

We are subject to the information reporting requirements of the Exchange Act that are applicable to foreign private issuers, and under those requirements we file reports with the SEC. Those other reports or other information may be inspected without charge at the locations described above. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we file with the SEC, within four months after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and submit to the SEC, on Form 6-K, unaudited quarterly financial information for the first three quarters of each fiscal year within 60 days after the end of each such quarter, or such applicable time as required by the SEC.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We file annual and special reports and other information with the SEC (File Number 001-36288). These filings contain important information that does not appear in this prospectus. The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to other documents which we have filed or will file with the SEC. We are incorporating by reference in this prospectus the documents listed below:

●	Our Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on May 1, 2023;

●	Our Forms 6-K filed with the SEC February 13, 2023, February 15, 2023 (filed 8:05 am ET), February 15, 2023 (4:30 pm ET), February 21, 2023, March 28, 2023, March 29, 2023, March 31, 2023, April 25, 2023, May 1, 2023, May 22, 2023, June 6, 2023, June 30, 2023, July 5, 2023, July 6, 2023, July 7, 2023, July 11, 2023, July 13, 2023, July 19, 2023, July 25, 2023, July 27, 2023, August 2, 2023, August 15, 2023, August 18, 2023, September 5, 2023, September 21, 2023 and September 29, 2023 (to the extent expressly incorporated by reference into our effective registration statements filed by us under the Securities Act); and

●	The description of our ordinary shares contained in Exhibit 2.2 to our Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on May 1, 2023, and any amendment or report filed with the SEC for the purposes of updating the description.

If you find inconsistencies between the documents and this prospectus, you should rely on the statements made in this prospectus. All information appearing in this prospectus is qualified in its entirety by the information and financial statements, including the notes thereto, contained in the documents incorporated by reference herein.

We will provide to each person, including any beneficial owner, to whom this prospectus is delivered, a copy of these filings, at no cost, upon written or oral request to us at the following address:

Akari Therapeutics, Plc

22 Boston Wharf Road

FL 7

Boston, MA 02210

(929) 274-7510

Attention: Rachelle Jacques

Email: info@akaritx.com

Our SEC filings are also available (free of charge) from our web site at www.akaritx.com. The information contained on, or that can be accessed from, our website does not form part of this prospectus.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, or such earlier date, that is indicated in this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

ENFORCEMENT OF FOREIGN JUDGMENTS

We are incorporated under the laws of England and Wales. Several of our directors and officers reside outside the United States, and a portion of our assets and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may be difficult for you to serve legal process on us or certain of our directors and executive officers or have any of them appear in a U.S. court.

It may be difficult for U.S. investors to bring and/or effectively enforce suits against our company in England. Although English courts do recognize U.S. judgments unless there is an overriding jurisdictional or public policy reason not to do so, if a judgment is obtained in the U.S. courts based on the civil liability provisions of U.S. federal securities laws against us, difficulties may arise in enforcing the judgment against us in the English courts. The enforceability of any U.S. judgment in the United Kingdom will depend on the particular facts of the case as well as the laws and treaties in effect at the time. The United States and the United Kingdom do not currently have a treaty providing for reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. It may similarly be difficult for U.S. investors to bring an original action in the English courts to enforce liabilities based on U.S. federal securities laws.

136,184,200 Ordinary Shares

represented by 68,092 American Depositary Shares

PROSPECTUS

, 2023

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors, Officers and Employees

The Registrant’s articles of association provide that, subject to the Companies Act 2006, every director or other officer (excluding an auditor) of the Registrant may be indemnified out of the assets of the Registrant against all costs, charges, expenses, losses or liabilities incurred by him in performing his duties or the exercise of his powers or otherwise in relation to or in connection with his duties, powers or office.

The Registrant also maintains directors and officers insurance to insure such persons against certain liabilities.

Item 7. Recent Sales of Unregistered Securities

Set forth below are the sales of all unregistered securities of the Registrant sold by the Registrant within the past three years which were not registered under the Securities Act of 1933:

On February 13, 2020, February 19, 2020, February 20, 2020 and February 28, 2020, the Registrant entered into securities purchase agreements with certain accredited and institutional investors, led by existing investors, including Dr. Ray Prudo, the Company’s Chairman, providing for the issuance of an aggregate of 281,014 ADSs in a private placement at $34.00 per ADS for aggregate gross proceeds of approximately $9.5 million. In addition, the Registrant issued to the investors unregistered warrants to purchase 140,506 ADSs. The warrants are immediately exercisable and will expire five years from issuance at an exercise price of $44.00 per ADS, subject to adjustment as set forth therein. The warrants may be exercised on a cashless basis if six months after issuance there is no effective registration statement registering the ADSs underlying the warrants. The Registrant paid an aggregate of $808,362 in placement agent fees and expenses and issued placement agent warrants to purchase 22,481 ADSs on the same terms as the warrants except the exercise price thereof is $51.00 and expire on March 3, 2025.

On July 7, 2021, the Registrant entered into securities purchase agreements with certain accredited and institutional investors, led by existing investors of the Company, including Dr. Ray Prudo, the Company’s Chairman, providing for the issuance of an aggregate of 397,376 ADSs in a private placement at $31.00 per ADS for aggregate gross proceeds of approximately $12.3 million. In addition, the Company also entered into a placement agent agreement, pursuant to which the placement agent agreed to serve as the placement agent for the Company in connection with the offering. Under the placement agent agreement, the Company paid the placement agent a total cash placement fee of approximately $933,000; an expense reimbursement not to exceed $50,000 and a non-accountable expense allowance of $10,000. The placement agent also received 19,919 of compensation warrants, which are immediately exercisable and will expire five years from issuance at an exercise price of $46.40 per ADS, subject to adjustment as set forth therein. The warrants may be exercised on a cashless basis if six months after issuance there is no effective registration registering the ADSs underlying the warrants. Subject to certain conditions, the Company has the option to “call” the exercise of the warrants from time to time after any 10 consecutive trading day period during which the daily volume weighted average price of the ADSs exceeds $60.00. The offering initially closed on July 14, 2021, a second closing was held on July 15, 2021 and a third closing was held on August 27, 2021.

On September 12, 2022, the Registrant entered into a securities purchase agreement, pursuant to which the Registrant issued to investors in a private placement series A warrants to purchase up to 755,000 ADSs and series B warrants to purchase up to 755,000 ADSs, each with an exercise price of $17.00 per ADS. The offering initially closed on September 14, 2022, and a second closing was held on September 16, 2022.

In September 2023, we entered into purchase agreements to sell in a private placement to certain existing investors, including Dr. Ray Prudo, our Chairman, and Ms. Rachelle Jacques, our President and CEO (the “September 2023 Private Placement”) an aggregate of 551,816 ADSs at $3.30 per ADS, and pre-funded warrants (the Pre-Funded Warrants”) to purchase up to 48,387 ADSs at a purchase price per Pre-Funded Warrant of $3.10, for aggregate gross proceeds of approximately $2.0 million. The Pre-Funded Warrants are exercisable at an exercise price of $0.20 per ADS and will not expire until exercised in full. In connection with this offering, we agreed to issue to Paulson Investment Company, LLC (“Paulson”), as placement agent for the September 2023 Private Placement, warrants to purchase 42,550 ADSs at an exercise price of $4.13 per ADS (representing 125% of the price per ADS in the September 2023 Private Placement) and a term expiring on September 22, 2028. Closing of the September 2023 Private Placement occurred on October 6, 2023. Net proceeds, after deducting placement agent fees and other expenses, were approximately $1.7 million.

The privately placed securities above were offered and sold pursuant to an exemption from the registration requirements under Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder since, among other things, the transactions did not involve a public offering and the securities were acquired for investment purposes only and not with a view to or for sale in connection with any distribution thereof.

Item 8. Exhibits and Financial Statement Schedules

(a)	Exhibits

Exhibit No.	Exhibit Description
3.1	Articles of Association of Akari Therapeutics, Plc (incorporated by reference to the exhibit previously filed with the Registrant’s Report on Form F-3/A filed on August 30, 2021)

3.2	Amended Articles of Association of Akari Therapeutics, Plc (incorporated by reference to the exhibit previously filed with the Registrant’s Report on Form 6-K on July 7, 2023)

4.1	Form of Deposit Agreement among the Registrant, Deutsche Bank Trust Company Americas, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder (incorporated by reference to the exhibit previously filed with the Registrant’s Registration Statement on Form F-6 (No. 333-185197) filed on November 30, 2012)

4.2	Amendment to Deposit Agreement among the Registrant, Deutsche Bank Trust Company Americas, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder (incorporated by reference to the registrant’s Post-Effective Amendment No. 1 to Registration Statement on Form F-6 (No. 333-185197) filed on December 24, 2013)

4.3	Form of American Depositary Receipt; the Form is Exhibit A of the Form of Amendment to the Deposit Agreement (incorporated by reference to the exhibit previously filed with the Registrant’s Registration Statement on Form F-6 (No. 333-185197) filed on November 30, 2012)

4.4	Form of Amendment No. 2 to Deposit Agreement (incorporated by reference to the exhibit previously filed with the Registrant’s Post-Effective Amendment on Registration Statement Form F-6 (File No. 333-185197) filed on September 9, 2015)

4.5	Form of American Depositary Receipt; the Form is Exhibit A of the Form of Amendment to the Deposit Agreement (incorporated by reference to the exhibit previously filed with the Registrant’s Post-Effective Amendment on Registration Statement Form F-6 (File No. 333-185197) filed on September 9, 2015)

4.6	Form of Amendment No. 3 to Deposit Agreement (incorporated by reference to the exhibit previously filed with the Registrant’s Post-Effective Amendment on Registration Statement Form F-6 (File No. 333-185197) filed on August 17, 2023)

4.7	Form of American Depositary Receipt; the Form is Exhibit A of the Form of Amendment No. 3 to Deposit Agreement (incorporated by reference to the exhibit previously filed with the Registrant’s Post-Effective Amendment on Registration Statement Form F-6 (File No. 333-185197) filed on August 17, 2023)

5.1**	Opinion of McDermott Will & Emery UK LLP, counsel to Registrant (included as Exhibit 5.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on August 6, 2019)

10.1 +	2014 Equity Incentive Plan (incorporated by reference to the exhibit previously filed with the Registrant’s Report of Foreign Private Issuer on Form 6-K (No. 001-36288) filed on June 24, 2014)

10.2	Relationship Agreement, dated as of July 10, 2015, by and between Celsus Therapeutics Plc and RPC Pharma Limited. (incorporated by reference to the exhibit previously filed with the Registrant’s Current Report on Form 8-K filed on July 13, 2015)

10.3	Form of Working Capital Agreement, by and between Volution Immuno Pharmaceuticals SA and the Shareholders named therein. (incorporated by reference to the exhibit previously filed with the Registrant’s Current Report on Form 8-K filed on July 13, 2015)

10.4+	Amended and Restated 2014 Equity Incentive Plan (incorporated by reference to the exhibit previously filed with the Registrants Definitive Proxy Statement on Schedule 14A filed on August 3, 2015)

10.5+	Amended and Restated Non-Employee Director Compensation Policy (incorporated by reference to the exhibit previously filed with the Registrant’s Current Report on Form 8-K filed on November 25, 2015)

10.6+	Amended and Restated Non-Employee Director Compensation Policy (incorporated by reference to the exhibit previously filed with the Registrant’s Current Report on Form 8-K filed on June 30, 2016)

10.7	Form of Securities Purchase Agreement dated as of June 28, 2019 between Akari Therapeutics, Plc and the investors listed therein (incorporated by reference to the exhibit previously filed with the Registrant’s Report on Form 6-K filed on July 2, 2019)

10.8	Form of Warrant issued by Akari Therapeutics, Plc in connection with the July 2019 Registered Direct Offering (incorporated by reference to the exhibit previously filed with the Registrant’s Report on Form 6-K filed on July 2, 2019)

10.9	Form of Placement Agent Warrant issued by Akari Therapeutics, Plc in connection with the July 2019 Registered Direct Offering (incorporated by reference to the exhibit previously filed with the Registrant’s Registration Statement on Form F-1 (333-233048) filed on August 6, 2019)

10.10	Form of Securities Purchase Agreement in connection with the February 2020 Private Placement (incorporated by reference to the exhibit previously filed with the Registrant’s Report on Form 6-K filed on March 4, 2020)

10.11	Form of Warrant issued by Akari Therapeutics, Plc in connection with the February 2020 Private Placement (incorporated by reference to the exhibit previously filed with the Registrant’s Report on Form 6-K filed on March 4, 2020)

10.12+	Executive Employment Agreement, dated as of June 30 2020, by and between the Company and Torsten Hombeck (incorporated by reference to the exhibit previously filed with the Registrant’s Current Report on Form 6-K filed on July 1, 2020)

10.13	Securities Purchase Agreement dated June 30, 2020 between the Company and Aspire Capital Fund, LLC (incorporated by reference to the exhibit previously filed with the Registrant’s Report on Form 6-K filed on July 1, 2020)

10.14	Registration Rights Agreement dated June 30, 2020 between the Company and Aspire Capital Fund, LLC (incorporated by reference to the exhibit previously filed with the Registrant’s Report on Form 6-K filed on July 1, 2020)

10.15	Form of Securities Purchase Agreement in connection with the July 2021 Private Placement (incorporated by reference to the exhibit previously filed with the Registrant’s Report on Form 6-K filed July 20, 2021)

10.16	Form of Warrant issued by Akari Therapeutics, Plc in connection with the July 2021 Private Placement (incorporated by reference to the exhibit previously filed with the Registrant’s Report on Form 6-K filed on July 20, 2021)

10.17	Form of Securities Purchase Agreement dated as of December 29, 2021 between Akari Therapeutics, Plc and the investors listed therein (incorporated by reference to the exhibit previously filed with the Registrant’s Report on Form 6-K filed on January 4, 2022)

10.18	Form of Warrant issued by Akari Therapeutics, Plc in connection with the December 2021 Registered Direct Offering (incorporated by reference to the exhibit previously filed with the Registrant’s Form 6-K filed on January 4, 2022)

10.19	Form of Security Purchase Agreement in connection with the March 2022 Registered Direct Offering (incorporated by reference to the exhibit previously filed with the Registrant’s Report on Form 6-K filed March 10, 2022)

10.20	Form of Warrant issued by Akari Therapeutics, Plc in connection with the March 2022 Registered Direct Offering (incorporated by reference to the exhibit previously filed with the Registrant’s Form 6-K filed on March 10, 2022)

10.21	Form of Securities Purchase Agreement in connection with the September 2022 Registered Direct Offering and Concurrent Private Placement (incorporated by reference to the exhibit previously filed with the Registrant’s Report on Form 6-K filed September 14, 2022)

10.22	Form of Series A Warrant issued by Akari Therapeutics, Plc in connection with the September 2022 Registered Direct Offering and Concurrent Private Placement (incorporated by reference to the exhibit previously filed with the Registrant’s Form 6-K filed on September 14, 2022)

10.23	Form of Series B Warrant issued by Akari Therapeutics, Plc in connection with the September 2022 Registered Direct Offering and Concurrent Private Placement (incorporated by reference to the exhibit previously filed with the Registrant’s Form 6-K filed on September 14, 2022)

10.24	Form of Securities Purchase Agreement in connection with the March 2023 Registered Direct Offering (incorporated by reference to the exhibit previously filed with the Registrant’s Report on Form 6-K filed on March 31, 2023)

10.25+	Executive Employment Agreement between the Company and Rachelle Jacques dated June 1, 2022 (incorporated by reference to the exhibit previously filed with the Registrant’s Registration Statement on Form F-1 filed on October 12, 2022)

10.26+	Stock Option Agreement between the Company and Rachelle Jacques dated June 1, 2022 (incorporated by reference to the exhibit previously filed with the Registrant’s Registration Statement on Form F-1 filed on October 12, 2022)

10.27+	Restricted Stock Unit Agreement between the Company and Rachelle Jacques dated June 1, 2022 (incorporated by reference to the exhibit previously filed with the Registrant’s Registration Statement on Form F-1 filed on October 12, 2022)

10.28	Form of Securities Purchase Agreement dated as of September 20, 2023 between Akari Therapeutics, Plc and the investors listed therein (incorporated by reference to the exhibit previously filed with the Registrant’s Report on Form 6-K filed on September 21, 2023)

10.29	Form of Pre-Funded Warrant (incorporated by reference to the exhibit previously filed with the Registrant’s Report on Form 6-K filed on September 21, 2023)

10.30	Form of Placement Agent Warrant (incorporated by reference to the exhibit previously filed with the Registrant’s Report on Form 6-K filed on September 21, 2023)

21.1	List of subsidiaries (incorporated by reference to Exhibit 21.1 of Form 20-F filed with the Securities and Exchange Commission on April 21, 2021)

23.1*	Consent of BDO USA, P.C.

23.2**	Consent of McDermott Will & Emery UK LLP (included in Exhibit 5.1)

24.1**	Power of Attorney (incorporated by reference to Exhibit 24.1 of the Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on August 6, 2019)

+	Indicates management contract or compensatory plan.
*	Filed herewith
**	Previously filed

The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosures that were made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

The Registrant acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, the registrant is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this registration statement not misleading.

(a)	Financial Statement Schedules

All schedules have been omitted because either they are not required, are not applicable or the information is otherwise set forth in the consolidated financial statements and related notes thereto.

Item 9. Undertakings

(a)	The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.              To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

ii.             To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post- effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

iii.            To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and a(l)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2)	That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(6)	That, for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.	Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

ii.	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned Registrant;

iii.	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned Registrant; and

iv.	Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(d)	The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(e)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 6 hereof, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(f)	The undersigned Registrant hereby undertakes that:

i.	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

ii.	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Boston, Massachusetts on this 20th day of October, 2023.

AKARI THERAPEUTICS, PLC

By:	/s/ Rachelle Jacques
	Name:	Rachelle Jacques
	Title:	President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on October 20, 2023.

Name	Title

/s/ Rachelle Jacques	President, Chief Executive Officer and Director
Rachelle Jacques	(principal executive officer)

/s/ Wendy DiCicco	Interim Chief Financial Officer
Wendy DiCicco	(principal financial officer and accounting officer)

/s/ Dr. Ray Prudo	Chairman
Dr. Ray Prudo

/s/Dr. Ray Prudo *	Director
Donald Williams

/s/ Dr. Ray Prudo *	Director
Michael Grissinger

/s/ Wa’el Hashad	Director
Wa’el Hashad

* Pursuant to power of attorney

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Akari Therapeutics, Plc has signed this registration statement on October 20, 2023.

Celsus Therapeutics, Inc.

By:	/s/ Rachelle Jacques
Name: Rachelle Jacques
Title: Authorized Representative